82-34909

BENNETT JONES LLP

4500 Bankers Hall East
855 2nd Street SW
Calgary Alberta
Canada T2P 4K7
Tel 403.298.3100
Fax 403.265.7219
www.bennettjones.ca

RECEIVED
2005 AUG 18 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Colin R. Perry
Direct Line: 403.298.3419
e-mail: perryc@bennettjones.ca
Our File No.: 44609-8

August 16, 2005

Delivered by Courier

05010604

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
450 - 5th Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Re: Calfrac Well Services Ltd.
Submission of Information under Rule 12g3-2(b)

Pursuant to the requirements of Rule 12g3-2(b) made under the *Securities Exchange Act of 1934*, as amended, please find enclosed herewith a copy of each of the public disclosure documents of our client, Calfrac Well Services Ltd. ("Calfrac"), identified in the attached Schedule.

These materials are being furnished pursuant to paragraph (1)(iii) of the Rule. Calfrac's initial submission under paragraph (1)(i) of the Rule was received by the Securities and Exchange Commission on April 28, 2005. To our knowledge, however, Calfrac has not yet been issued a file number. Accordingly, we are not able to mark a file number in the upper right-hand corner of each unbound page and of the first page of each bound document.

We ask that you kindly confirm receipt of these materials by stamping the enclosed duplicate of this letter and returning to the undersigned in the enclosed self-addressed, stamped envelope.

Yours truly,

BENNETT JONES LLP

PROCESSED
AUG 22 2005
THOMSON FINANCIAL

Colin R. Perry

CRP/rw
Encl.

cc: Tom Medvedic
VP, Finance and Chief Financial Officer
Calfrac Well Services Ltd.

dlw 8/22

DMSLegal\044609\00008\2134048v1

SCHEDULE

Press Releases

1. press release dated May 4, 2005
2. press release dated May 10, 2005
3. press release dated May 13, 2005
4. press release dated May 19, 2005
5. press release dated June 6, 2005
6. press release dated July 27, 2005
7. press release dated August 9, 2005

Interim Financial Statements and MD&A

8. interim report for the three month period ended March 31, 2005, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period
9. interim report for the six month period ended June 30, 2005, which includes the interim financial statements (unaudited) and related management's discussion and analysis for such period

CEO/CFO Certifications (Interim Filings)

10. CEO and CFO certifications of interim filings (on Form 52-109FT2) for the three month period ended March 31, 2005
11. CEO and CFO certifications of interim filings (on Form 52-109FT2) for the six month period ended June 30, 2005

Report of Voting Results

12. report of voting results for the annual meeting held on May 12, 2005

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. First Quarter 2005 Earnings Release and Conference Call

CALGARY, May 4 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its First Quarter 2005 results after the markets close on Tuesday, May 10, 2005. A conference call has been scheduled for 10:00 a.m. MST (12:00 p.m. EST) on May 11, 2005. If you wish to participate in the conference call, please call 1-800-814-3911 or (416) 640-4127 prior to the start of the call and ask for the Calfrac Wells Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until May 18, 2005. To listen to the recording, call 1-877-289-8525 or (416) 640-1917 and ask for reservation No. 21121982 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 16:17e 04-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Record First Quarter Results

CALGARY, May 10 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) achieved strong financial and operating performance for the three months ended March 31, 2005 with significant first quarter increases in revenue, net income and cash flow from operations.

<<
HIGHLIGHTS

Three Months Ended March 31,	2005	2004	Change
(000s, except per share data) (unaudited)	($)	($)	(%)
Financial			
Revenue	80,694	57,298	41
Gross margin	32,437	21,063	54
Net income	21,670	9,068	139
Per share - basic(1)	0.60	0.44	36
- diluted(1)	0.59	0.44	34
Cash flow from operations(2)	26,015	11,235	132
Per share - basic(1)	0.72	0.54	33
- diluted(1)	0.71	0.54	31
EBITDA(3)	25,339	16,186	57
Per share - basic(1)	0.70	0.78	(10)
- diluted(1)	0.69	0.78	(12)
Working capital	49,103	17,934	174
Shareholders' equity	197,091	110,490	78
Weighted average common shares outstanding (No.)			
Basic(1)	36,214,554	20,763,498	74
Diluted(1)	36,498,452	20,763,498	76
	(No.)	(No.)	(%)
Operating			
Fracturing spreads as at March 31			
Conventional fracturing	13	9	44
Natural gas from coal	3	2	50
Total	16	11	45

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by

reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calfrac for the three months ended March 31, 2005 and 2004 and the audited consolidated financial statements and annual MD&A for the years ended December 31, 2004 and 2003 together with the accompanying notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Performance Summary

Calfrac Well Services Ltd. achieved record first quarter financial results for the three months ended March 31, 2005. High levels of activity in Western Canada combined with a larger fleet of equipment provided the foundation for significant increases in revenue, net income and cash flow. The trend within Western Canada's oil and gas industry to natural gas focused drilling continued and, as the Company's services are highly leveraged towards natural gas production, provided the impetus for the record financial results.

Revenue for the three-month period ended March 31, 2005 totaled $80.7 million, an increase of 41% over the $57.3 million recorded a year ago. Net income for the first quarter of 2005 increased 139% to $21.7 million ($0.60 per share) from $9.1 million ($0.44 per share) in 2004. Cash flow from operations before change in non-cash working capital totaled $26.0 million ($0.72 per share), a 132% increase over the $11.2 million ($0.54 per share) recorded in the same period of 2004.

Revenue

Canadian Operations

Revenue from Canadian operations for the first quarter of 2005 increased 53% to $75.5 million versus $49.2 million for the first quarter of 2004. Canadian fracturing revenue for the three months ended March 31, 2005 totaled $69.4 million compared to $44.3 million recorded in the corresponding period of 2004. Revenue was positively impacted by the introduction of several new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels. While revenues increased substantially on a quarter-over-quarter basis, they were negatively impacted by extremely cold weather in early January and unseasonably warm temperatures at the beginning of March, which caused road bans to be implemented, however colder weather was

experienced later in the month that provided the opportunity to finish the quarter on a positive note. Calfrac completed 1,525 Canadian fracturing jobs for an average revenue of $45,495 per job compared to 1,253 jobs for $35,368 per job the prior year. The 29% improvement in revenue per job was attributable to a significant increase in the size of fracturing jobs, which require more horsepower, completed during the period as well as an increase in the number of coalbed methane ("CBM") jobs, which tend to have higher per job revenues.

Revenue from coiled tubing operations totaled $4.2 million in the 2005 three-month period versus $4.9 million a year ago. The total number of jobs completed in the first quarter of 2005 was 1,125 for a revenue per job of $3,747 compared to 1,893 jobs for a revenue per job of $2,599 in 2004. A greater shift towards larger jobs accounted for the higher per job revenues. Consistent with fracturing operations, revenues were negatively impacted by extremely cold weather during January and warmer than average temperatures in early March.

Revenue from the Company's cementing operations totaled $1.9 million for the three months ended March 31, 2005. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

Revenue from United States operations totaled $5.2 million in the first quarter of 2005 compared to $8.1 million recorded in the same period the prior year. The decrease was primarily due to lower activity levels by the Company's customers in the DJ basin of Colorado where the majority of Calfrac's operations are based. The Company completed 66 U.S. fracturing jobs for an average revenue of $78,621 per job for the period ended March 31, 2005 compared to 106 jobs for $76,056 per job in 2004. A stronger Canadian dollar also had a negative impact on the revenues recorded in the quarter. The Company has recently augmented its U.S. management team and expects the benefit from these changes will be realized in the near future through a larger customer base and expanded geographical operations. Calfrac has also initiated a comprehensive market analysis to ensure that its operations are focused in areas of greatest long-term activity and financial return.

Gross Margin

Consolidated gross margins increased 54% to $32.4 million for the first quarter of 2005 from $21.1 million in the corresponding period of 2004. A larger fleet of equipment combined with strong levels of activity in Western Canada were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margins increased to 40.2% for the period ended March 31, 2005 compared to 36.8% in the same period a year ago. The increase in margins is primarily a result of higher per job revenues.

Expenses

Operating Expenses

During the quarter, operating costs increased 33% to total $48.3 million versus $36.2 million in the first quarter of 2004 due primarily to higher activity levels. In addition, the Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The Company is also proactive in hiring field personnel in advance of new equipment rollouts to ensure that our employees are adequately trained to operate this added capital. The increase in maintenance costs reflects the high utilization

of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the high levels of activity which have been experienced recently. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $7.3 million for the quarter ended March 31, 2005 compared to $4.0 million in 2004. As a percentage of revenue, SG&A expenses increased to 9% in the first quarter of 2005 compared to 7% in the corresponding period a year ago. The increase in SG&A expenses coincides with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment. The increase in SG&A expenses can also be partially attributed to a stock-based compensation expense of $1.0 million recorded during the quarter related to the implementation of a new long-term incentive plan for directors, officers and employees. Additional costs were also incurred relating to restructuring costs associated with the acquisition of the remaining interest in Ram Cementers Inc. ("Ram") and costs related to investigating international opportunities.

Interest and Depreciation Expenses

The Company recorded interest income of $0.1 million for quarter ended March 31, 2005 compared to interest expense of $0.4 million in 2004. The change is primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 as well as proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Depreciation expense rose 41% to $3.6 million from $2.5 million in the first quarter of 2004 due to a full year of depreciation relating to equipment additions made during 2004 and the first quarter 2005 capital program that included bringing five new fracturing spreads and other support equipment into service.

Income Tax

Income tax expense for the quarter ended March 31, 2005 totaled $0.2 million versus $4.1 million recorded in the prior year. Current tax for the reporting period was a recovery of $0.3 million compared to an expense of $4.5 million in the prior year. The recovery relates to the Company's U.S. operations as well as current tax associated with Ram's operations. The majority of the current tax provision for the first quarter of 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next few years. Future income tax expense for the three-month period ended March 31, 2005 totaled $0.5 million, related primarily to the drawdown of the Company's tax pools, compared to a recovery of $0.5 million recorded in the first quarter of 2004.

Net Income

Net income for the quarter grew to $21.7 million or $0.60 per share from $9.1 million or $0.44 per share in the first quarter of 2004. This 139%

earnings growth was due primarily to an increase in revenue and higher margins as a result of strong industry activity levels and a larger fleet of equipment.

Cash Flow

Cash flow from operations before change in non-cash working capital for the first quarter of 2005 increased 132% to $26.0 million or $0.72 per share from $11.2 million or $0.54 per share recorded in the first quarter of 2004. During the three-month period ended March 31, 2005, cash flow was used primarily to finance the Company's expanded capital expenditures program and fund operations during the high activity levels experienced in the quarter.

Summary of Quarterly Results

Three Months Ended	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004
(000s, except per share data) (unaudited)	$	$	$	$	$
Revenue	22,714	47,514	48,064	57,298	41,066
Gross margin	5,202	17,534	17,031	21,063	7,643
Net income (loss)	(60)	7,525	7,336	9,068	1,657
Per share - basic(1)	(0.00)	0.39	0.38	0.44	0.05
- diluted(1)	(0.00)	0.39	0.38	0.44	0.05
Cash flow from operations(2)	2,850	9,756	10,530	11,235	4,674
Per share - basic(1)	0.15	0.50	0.54	0.54	0.14
- diluted(1)	0.15	0.50	0.54	0.54	0.14
EBITDA(3)	2,824	14,524	14,384	16,186	4,591
Per share - basic(1)	0.15	0.75	0.74	0.78	0.13
- diluted(1)	0.15	0.75	0.74	0.78	0.13
Capital expenditures	4,138	7,299	4,377	12,430	11,311
Working capital	3,158	3,706	6,764	17,934	8,280
Shareholders' equity	42,192	49,717	57,431	110,490	112,065
Fracturing spreads (No.)					
Conventional	9	9	9	9	10
Natural gas from coal	1	1	1	2	2
Total	10	10	10	11	12

Three Months Ended	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005
(000s, except per share data) (unaudited)	$	$	$
Revenue	60,538	82,477	80,694
Gross margin	20,732	34,346	32,437
Net income (loss)	11,771	23,134	21,670
Per share - basic(1)	0.34	0.64	0.60
- diluted(1)	0.34	0.64	0.59
Cash flow from operations(2)	14,880	28,156	26,015
Per share - basic(1)	0.43	0.78	0.72
- diluted(1)	0.43	0.78	0.71
EBITDA(3)	15,299	27,950	25,339
Per share - basic(1)	0.44	0.77	0.70
- diluted(1)	0.44	0.77	0.69
Capital expenditures	12,740	14,846	22,108
Working capital	36,427	49,578	49,103

Shareholders' equity	151,402	174,956	197,091
Fracturing spreads (No.)			
Conventional	11	12	13
Natural gas from coal	2	2	3
Total	13	14	16

1. Historical per share information for 2003 has been calculated using 19,467,012 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions and after adjusting for the two-for-one stock split

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Liquidity and Capital Resources

As at March 31, 2005, Calfrac had positive working capital of $49.1 million. Long-term debt, net of current portion, totaled $2.6 million.

During the quarter, Calfrac completed formal documentation for a new credit facility. The facility includes a $15.0 million operating line of credit with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The new facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is secured by new equipment acquisitions and is undrawn as at the date of this report.

Capital expenditures for the quarter ended March 31, 2005 totaled $22.1 million, a portion of which related to the completion of the 2004 capital program including the construction of an additional conventional fracturing spread to be based in Medicine Hat, Alberta and two additional spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The conventional spread and one spread dedicated to CBM activity were delivered late in the first quarter. The delivery of the second spread dedicated to CBM activity is expected later this spring. The remaining portion of the capital expenditures relates to the 2005 capital budget, which contemplates the addition of four conventional fracturing spreads, three deep coiled tubing units, three cementing pumpers, as well as additional infrastructure. Delivery of these additional spreads is scheduled to be completed within time and budget parameters.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. Upon completion of the share split, and as at the date of this report, the Company had 36,214,554 common shares outstanding.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the balance of 2005.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation, and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 4 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 6 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the claims associated with the State of Maine.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" along with Canadian Accounting Guideline 15 (AcG 15) "Consolidation of Variable Interest Entities (VIEs)." There was no effect on the consolidated financial statements from the adoption of these guidelines.

Outlook

While operations during the first quarter of 2005 were somewhat curtailed by weather related issues, Calfrac believes that strong demand for its service offerings will continue throughout the remainder of 2005 and beyond, and the Company's 2005 capital program will assist in meeting this demand. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. As Calfrac is generally acknowledged as a

leading service provider in this area with the largest fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through its fleet of equipment and continual focus on improving technology and operating efficiency.

The Company remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent additions to the management team combined with the deployment of an additional fracturing spread in 2004 to this market provide the foundation for future growth in this area. The Company continues to evaluate opportunities in the Rocky Mountain region to ensure that equipment utilization and financial returns are maximized.

The acquisition of the remaining interest in Ram during the quarter reaffirms Calfrac's long-term commitment for growing this business line. With the planned addition of seven cementing pumpers during 2005, the Company will effectively triple the size of this operating unit. Combining a larger fleet of equipment with the integration of operations and marketing efforts under the Calfrac banner, the Company expects that the cementing business will become a more significant contributor to the future financial performance of the Company.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

First Quarter Conference Call and Annual General Meeting

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its first quarter results at 10:00 a.m. (Calgary time) on Wednesday, May 11, 2005. The conference call dial-in number is 1-800-814-3911. Seven day replay: 1-877-289-8525 and enter 21121982 followed by the number sign. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Thursday, May 12, 2005 at 3:30 p.m. (Calgary time) in the Turner Valley Room at the Fairmont Palliser Hotel, Calgary, Alberta.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada and the Rocky Mountain region of the United States. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that

may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As at	March 31, 2005	December 31, 2004
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	18,603	27,830
Accounts receivable	60,990	56,609
Income taxes recoverable	458	140
Inventory	2,866	2,688
Prepaid expenses and deposits	1,253	1,363
	84,170	88,630
Capital assets	139,128	120,615
Long-term investment (note 3)	257	-
Intangible assets	-	36
Goodwill	6,003	3,604
Future income taxes	46,347	53,311
	275,905	266,196
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	32,521	35,408
Current portion of long-term debt	2,546	3,644
	35,067	39,052
Long-term debt	2,576	3,958
Deferred credit	41,171	47,609
Non-controlling interest	--	621
	78,814	91,240
Shareholders' equity		
Capital stock	136,473	136,473

Contributed surplus	1,116	651
Retained earnings	59,502	37,832
	197,091	174,956
	275,905	266,196

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Three Months Ended March 31,	2005	2004
(000s, except per share data) (unaudited)	($)	($)
Revenue	80,694	57,298
Expenses		
Operating	48,257	36,235
Selling, general and administrative	7,287	4,014
Restructuring costs	-	965
Equity share of income from long-term investments (note 3)	(257)	-
Other expenses (income)	68	(102)
	55,355	41,112
	25,339	16,186
Depreciation	3,595	2,549
Amortization of intangibles	37	74
Interest	(107)	404
Income before income taxes	21,814	13,159
Income taxes		
Current	(361)	4,547
Future	526	(456)
	165	4,091
Income before non-controlling interest	21,649	9,068
Non-controlling interest	(21)	-
Net income for the period	21,670	9,068
Retained earnings, beginning of period	37,832	42,711
Effect of change in accounting for stock-based compensation	-	(829)
Purchase and cancellation of shares	-	(53,866)
Elimination of deficit on amalgamation	-	4,186
Retained earnings, end of period	59,502	1,270
Earnings per share		
Basic	0.60	0.44
Diluted	0.59	0.44

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31,	2005	2004
(000s) (unaudited)	($)	($)
Cash provided by (used in)		
Operating activities		
Net income for the period	21,670	9,068
Items not involving cash		
Depreciation and amortization	3,632	2,623
Stock-based compensation	465	-
Equity share of income from long-term investments	(257)	-
Future income taxes	526	(456)
Non-controlling interest	(21)	-
Funds provided by operations	26,015	11,235
Net change in non-cash working capital	(7,654)	(10,345)
	18,361	890
Financing activities		
Net proceeds from share issues received on amalgamation	-	92,948
Issue of long-term debt	710	-
Long-term debt repayments	(3,190)	(25,924)
Purchase of common shares	-	(58,437)
	(2,480)	8,587
Investing activities		
Purchase of capital assets	(22,108)	(12,430)
Proceeds on disposal of capital assets	-	32
Acquisition of minority interest in a subsidiary	(3,000)	-
	(25,108)	(12,398)
Decrease in cash position	(9,227)	(2,921)
Cash and cash equivalents, beginning of period	27,830	14,967
Cash and cash equivalents, end of period	18,603	12,046

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2005
(000s) (unaudited)

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Long-Term Investments

In 2005, the Company commenced equity accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

4. Common Share Split

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split on February 17, 2005, the Company had 36,214,554 common shares outstanding. Comparative per share information has been restated to reflect the two-for-one split.

5. Stock Options

As of March 31, 2005, the Company had a total of 852,200 stock options outstanding at exercise prices ranging from $15.73 to $25.00. These options vest equally over three years and expire three and one half years from the date of grant. None of the options are exercisable prior to September 1, 2005.

6. Contingencies

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Mining Claims

The Company is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc-mining site in the state of Maine known as Blue Hill. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required. Furthermore, the Company has been advised that Noranda Inc., a co-defendant in the above-mentioned case, is filing a counterclaim that names the Company as a defendant by counterclaim.

Denison Mines Inc. ("Denison") has advised the Company in writing that it will indemnify it from any adverse consequences arising from both of the above claims. Denison has advised the Company that it has thoroughly examined the issue and believes it has no liability related to the costs of any clean-up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Further, the Company believes that, to the extent that there is liability and the Company incurs legal fees, Kerramerican and Black Hawk are liable pursuant to an indemnity agreement. Notwithstanding the Company's belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time.

7. Segmented Information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)
Three Months Ended March 31, 2005				
Revenue	75,505	5,189	-	80,694
Net income (loss)	22,428	(758)	-	21,670

Segmented assets	273,117	5,420	(2,632)	275,905
Capital expenditures	22,034	74	-	22,108
Goodwill	6,003	-	-	6,003
Three Months Ended March 31, 2004				
Revenue	49,236	8,062	-	57,298
Net income	8,585	483	-	9,068
Segmented assets	211,456	4,798	(464)	215,790
Capital expenditures	12,257	173	-	12,430
Goodwill	3,276	-	-	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

>>

%SEDAR: 00002062E

/For further information: Lorraine Graham, Calfrac Well Services Ltd., (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:02e 10-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces increase to 2005 capital budget

CALGARY, May 13 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that the Board of Directors has approved a revised 2005 capital budget totaling $132 million. The increase contemplates the construction of two additional deep fracturing spreads. One of which will be deployed to the Rocky Mountain region of the United States. The deployment of the second spread will be contingent on Canadian or International market opportunities. Delivery of both spreads is expected in the first quarter of 2006.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including: the impact of general economic conditions, industry conditions and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: please contact: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/

(CFW.)

CO: Calfrac Well Services Ltd.

CNW 06:01e 13-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac announces long-term contracts & dividend policy

CALGARY, May 19 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that it has entered into long-term contracts with two of the leading oil and gas companies operating in western Canada for the provision of fracturing services. The contracts result in the dedication of a total of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each dedicated fracturing spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on coalbed methane wells in Canada. The remaining spreads will be dedicated to shallow gas activity in southern Alberta. These contracts will be serviced by Calfrac's existing fleet of equipment and equipment currently being manufactured as part of Calfrac's 2005 capital budget. Calfrac currently has 13 conventional fracturing spreads and three coalbed methane fracturing spreads in operation and anticipates having 17 conventional fracturing spreads and four coalbed methane fracturing spreads in operation by year end. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

Calfrac is also pleased to announce that the Board of Directors has adopted a semi-annual dividend policy and has declared an initial dividend under this policy of $0.05 per common share. The initial dividend will be paid on June 15, 2005, to shareholders of record on June 1, 2005.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: please contact Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 06:00e 19-MAY-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac announces entry into Russian well service market

CALGARY, June 6 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce that it has entered into long-term contracts for the supply of two Deep Coiled Tubing Units including nitrogen and fluid pumping together with related well service equipment. These units are destined for Western Siberia to be put into field service prior to the end of the third quarter of 2005. This equipment will be supplied from Calfrac's current Canadian operating fleet and will be retrofitted for Russian operations. Calfrac intends to replace these units in Canada with newly manufactured units which are included in its 2005 Capital Program (previously announced on May 12, 2005). These replacement units are expected to be in service in Canada in October of this year.

Calfrac's intention is to continue to review other long term supply based opportunities from its Moscow Region Headquarters with the mandate to expand its Russian operation into Calfrac's other service lines including fracturing, acidizing and cementing and to diversify its customer base.

Calfrac is fortunate to have senior executives and management with a great deal of Russian well service industry experience earned from their association and employment with service companies with long and successful involvement in the Russian well service market. As a result Calfrac believes that it is well positioned to effectively and profitably operate and grow in this market.

Calfrac's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "CFW". Calfrac provides specialized oilfield services to exploration and production companies designed to increase the production of hydrocarbons from wells drilled throughout western Canada and in the Rocky Mountain region of the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Calfrac's control, including the impact of general economic conditions, industry conditions, and fluctuations in commodity prices and foreign exchange rates. Calfrac's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits Calfrac will derive from them.

%SEDAR: 00002062E

/For further information: please contact: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 06:00e 06-JUN-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Calfrac Well Services Ltd. Second Quarter 2005 Earnings Release and Conference Call

CALGARY, July 27 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX: CFW) intends to release its Second Quarter 2005 results after the markets close on Tuesday, August 9, 2005. A conference call has been scheduled for 10:00 a.m. MDT (12:00 p.m. EDT) on Wednesday, August 10, 2005. If you wish to participate in the conference call, please call (800) 814-4941 or (416) 640-4127 prior to the start of the call and ask for the Calfrac Well Services Ltd. conference call. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

An update regarding the Company's activities will be presented by D.R. (Doug) Ramsay, President and C.E.O. Following this update there will be a question and answer period.

A replay of the conference call will be available for review until August 17, 2005. To listen to the recording, call (877) 289-8525 or (416) 640-1917 and ask for reservation No. 21131068 followed by the pound key.

%SEDAR: 00002062E

/For further information: on this conference call: Calfrac Well Services Ltd., (403) 218-7491, Lorraine Graham/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 17:20e 27-JUL-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Second Quarter Results

CALGARY, Aug. 9 /CNW/ - Calfrac Well Services Ltd. ("Calfrac") (TSX-CFW) is pleased to announce its financial and operating results for the three and six months ended June 30, 2005.

<<

HIGHLIGHTS

	Three Months Ended June 30,			Six Months Ended June 30,		
	2005	2004	Change	2005	2004	Change
(000s, except per share data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	44,619	41,066	9	125,313	98,364	27
Gross margin	7,630	7,643	0	40,067	28,706	40
Net income (loss)	(1,876)	1,657	(213)	19,794	10,725	85
Per share						
- basic(1)	(0.05)	0.05	(200)	0.55	0.39	41
- diluted(1)	(0.05)	0.05	(200)	0.54	0.39	38
Cash flow from operations(2)	2,280	4,674	(51)	28,295	15,910	78
Per share						
- basic(1)	0.06	0.14	(57)	0.78	0.58	34
- diluted(1)	0.06	0.14	(57)	0.77	0.58	33
EBITDA(3)	1,907	4,591	(58)	27,246	20,777	31
Per share						
- basic(1)	0.05	0.13	(62)	0.75	0.76	(1)
- diluted(1)	0.05	0.13	(62)	0.75	0.76	(1)
Working capital	22,301	8,280	169	22,301	8,280	169
Shareholders' equity	192,508	112,065	72	192,508	112,065	72
Weighted average common shares outstanding(No.)						
Basic(1)	36,180,072	34,214,554	6	36,197,218	27,489,026	32
Diluted(1)	36,533,858	34,214,554	7	36,509,860	27,489,026	33
	(No.)	(No.)	(%)	(No.)	(No.)	(%)
Operating						
Fracturing spreads as at June 30						
Conventional fracturing	13	10	30	13	10	30
Natural gas from coal	4	2	100	4	2	100
Total	17	12	42	17	12	42

(1) Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
(2) Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors

with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

LETTER TO SHAREHOLDERS

I am pleased to present the highlights for the three months ended June 30, 2005, the developments to date in the year's third quarter and an outlook for the remainder of 2005.

Financial Highlights

Record June rainfall in southern Alberta negatively impacted industry activities in the region and especially our shallow gas and coalbed methane ("CBM") operations. Consequently, although Calfrac achieved record revenues of $44.6 million for the second quarter of 2005, we posted a loss in earnings of $1.9 million or $0.05 per share and experienced reduced levels of operating cash flow, before change in non-cash working capital, of $2.3 million or $0.06 per share. During the 2005 second quarter, our average consolidated revenue per fracturing job increased 28% to $40,288 from $31,392 recorded in the same period of 2004.

Operational Highlights

In Canada, the start of the second quarter was typical with spring break-up road bans and warm conditions that virtually shut down operations in all of our Canadian service areas. Although May showed promise with the ramping up of shallow fracturing, coiled tubing and cementing operations, June was plagued with exceptionally wet and muddy operating conditions that severely hampered our shallow gas and CBM crews. The areas in Alberta south of Red Deer received 300% to 400% more precipitation than the historical averages. With Calfrac's concentration of 10 fracturing spreads in this area (6 dedicated to shallow gas fracturing and 4 dedicated to high rate nitrogen fracturing) out of our 15 total Canadian fracturing spreads, operations were severely impacted, resulting in revenue of approximately one-half of our original forecast. That being said, we firmly believe in the long-term value in the shallow gas and CBM markets, as indicated in our 2002 results when our Company continued to grow in the midst of difficult market conditions. Calfrac's strategy to grow into other geographic areas and other pumping service lines is well underway with our capital expansion program, which should minimize these localized weather related issues in the future. During the quarter, we focused our operations and personnel resources on maintenance and equipment upgrades, which resulted in higher maintenance costs when compared to the previous quarter.

Recently, Calfrac entered into long-term contracts with two leading oil and gas companies operating in Western Canada for the provision of fracturing services. A total of five fracturing spreads have been dedicated to these customers for contracted terms of two and four years with minimum work commitments for each spread. Three of the spreads will be focused on the

completion of high rate nitrogen fractures on CBM wells in Canada with the remaining two spreads to be dedicated to shallow gas fracturing in southern Alberta. These contracts are consistent with our Company's strategy of having a prescribed level of our equipment fleet operating under long-term commitments.

In the United States Rocky Mountain region, the second quarter began at a slow pace with fracturing work concentrated in Colorado's DJ Basin. Through our increased marketing efforts, fracturing spreads were deployed to eastern Colorado and the Piceance Basin of western Colorado, resulting in increased utilization of our two large U.S. fracturing spreads. During the third quarter, we will open a district office in Grand Junction in western Colorado with equipment deployed from our Platteville facility. An additional deep fracturing spread to be operated out of the Grand Junction base is currently under construction with delivery anticipated in early 2006.

In June, we announced the Company's entry into the Russian well service market. Calfrac has entered into contracts for the supply of two deep coiled tubing units, including nitrogen, fluid pumping equipment and other related well service equipment. This equipment and technology, which is destined for Western Siberia located near the city of Noyabrisk, has been supplied from our current operating fleet and retrofitted for Russian operations, while additional required support and transportation equipment will be sourced in Russia and Europe. All units are anticipated to arrive and commence operations in the Russian operating region during the third quarter of 2005. Our intention is to continue to review other long-term service and supply opportunities in Russia with the mandate to grow this operation by diversifying our customer base and expanding our service offerings to include fracturing, acidizing and cementing.

Future Growth

Industry activity levels to date in the third quarter have been very high with the Western Canada drilling rig count in excess of 575 versus the five-year average of 365. Due to the extremely wet spring, there is pent up demand for pressure pumping services in Western Canada. Calfrac's U.S. Rocky Mountain region is experiencing an increase in utilization rates so far this year with demand for fracturing services in three operating regions: the DJ Basin, Piceance Basin and eastern Colorado.

The Russian market initiative is underway with the first coiled tubing unit currently en route via train to our operating base in Noyabrisk located in Western Siberia and the second unit at the port of St. Petersburg being cleared for rail shipment to our operating base. We have hired experienced operators (both expatriates and Russians) for our equipment and base and will transfer Calfrac personnel as necessary from our existing North American operations to ensure continuity in field operations and to replicate our corporate culture of service first.

The four conventional fracturing spreads currently being constructed for the Canadian market as part of our 2005 capital program of $132 million will be in place during the fourth quarter. The three coiled tubing units will also be put into service during the fourth quarter with all of the cementing units to be in operation by year-end and stationed out of Red Deer, Strathmore and Grande Prairie, Alberta. As discussed earlier, one deep fracturing spread will be allocated to our U.S. operations and delivered early in the first quarter of 2006. A second deep fracturing spread also to be delivered within the first three months of 2006 will be deployed in either Canada or internationally depending on market opportunities.

Corporate Activities

On May 18, 2005, Calfrac's Board of Directors approved a semi-annual dividend policy. The initial dividend in the amount of $1.8 million or $0.05 per common share was paid out on June 15, 2005 to shareholders of record on

June 1, 2005.

Outlook

The second quarter was disappointing given the abnormally wet June experienced in our southern Alberta operating regions. This downtime, however, did allow us to prepare for what is forecast to be a very robust remainder of 2005. We are encouraged by the increase in activity in the U. S. Rocky Mountain region with marketing and geographic initiatives showing positive results for future growth. Our entry into the Russian market has become a reality and we are being welcomed by the E&P companies operating in this region to expand our service offerings. We are excited about the future as we continue to unveil the largest capital and geographic expansion in our Company's history and we look forward to reporting our progress throughout the remainder of the year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calfrac for the three and six months ended June 30, 2005 and 2004 and the audited consolidated financial statements and annual MD&A for the years ended December 31, 2004 and 2003 together with the accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

Performance Summary

Calfrac Well Services Ltd. produced record revenue and revenue per job figures for the three and six months ended June 30, 2005. High levels of activity in Western Canada combined with a larger fleet of equipment provided the foundation for increased revenue. Unfortunately, record rainfall in southern Alberta in the month of June severely restricted access to customers' well locations, thereby having a profound effect on the Company's shallow gas and coalbed methane ("CBM") operations, and as a result, Calfrac's financial results. While the Company was unable to complete all the work anticipated, the trend within Western Canada's oil and gas industry to natural gas focused drilling is expected to continue throughout the remainder of the year and, as the Company's services are highly leveraged towards natural gas production, strong operating and financial results are anticipated in the final two quarters of 2005.

Revenue for the three-month period ended June 30, 2005 was a record $44.6 million, an increase of 9% over the $41.1 million recorded a year ago. The Company recorded a net loss of $1.9 million ($0.05 per share) for the second quarter of 2005 versus net income of $1.7 million ($0.05 per share) in the same period of 2004, while cash flow from operations before change in non-cash working capital totaled $2.3 million ($0.06 per share) compared to $4.7 million ($0.14 per share) recorded in the 2004 three-month period. During

the first half of 2005, revenue increased 27% to $125.3 million from $98.4 million a year ago, while net income rose 85% to $19.8 million ($0.55 per share) from $10.7 million ($0.39 per share) and cash flow from operations before change in non-cash working capital grew 78% to $28.3 million ($0.78 per share) from $15.9 million ($0.58 per share) in the first six months of 2004.

Revenue

Canadian Operations

Revenue from Canadian operations for the second quarter of 2005 increased 9% to $39.2 million versus $35.8 million recorded in the 2004 three-month period. Canadian fracturing revenue for the second quarter totaled $36.4 million compared to $33.1 million in the corresponding period of 2004. Year-over-year revenue was positively impacted by the introduction of several new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels. While revenues increased substantially on a period-over-period basis, they were negatively impacted by record levels of precipitation in southern Alberta in the month of June, which severely hampered the Company's shallow gas and CBM operations. More specifically, revenue for June was just over half of what the Company expected to record for that month. Calfrac completed 954 Canadian fracturing jobs during the second quarter of 2005 for an average revenue of $38,192 per job compared to 1,151 jobs for $28,725 per job the prior year. While the year-over-year job count decreased 17%, a 33% increase in revenue per job more than made up for the shortage. Improved per job revenues were attributable to significant increases in the size of fracturing jobs in all operating districts and the number of CBM jobs completed, which was more than double the number of CBM jobs completed in the 2004 three-month period. The increase in per job revenues do not reflect a price book increase for the Company's service offerings that became effective July 1, 2005. The price book increase ranges from 5% to 9% based on the nature of the service offering.

For the six months ended June 30, 2005, revenue from Canadian operations increased 35% to $114.7 million from $85.1 million in 2004, while Canadian fracturing revenue totaled $105.8 million versus $77.4 million a year ago. During the first half of 2005, inclement weather had a negative impact on revenue. In early January, extreme cold curtailed operations and at the beginning of March, unseasonably warm temperatures caused road bans to be implemented, however colder weather was experienced later in the month in the northern parts of Alberta that provided the opportunity to finish the first quarter on a positive note. Colder weather in the latter part of March did not, however, equate into additional work for the Company's shallow gas and CBM operations. During the first six months of 2005, the Company completed 2,479 Canadian fracturing jobs for an average revenue of $42,685 per job versus 2,534 jobs for $30,536 per job in 2004. The decrease in first half job counts was consistent with the 13% decrease in the level of shallow drilling activity on a year-over-year basis in Western Canada. Improved per job revenues for the first half of the year were a result of increases in the size of jobs in all operating districts and the number of CBM jobs completed. While the revenue from CBM operations was higher on a year-over-year basis, results could have been substantially better had it not been for June's wet weather conditions.

Revenue from coiled tubing operations totaled $1.1 million in the 2005 three-month period versus $2.4 million a year ago. The total number of jobs completed in the second quarter of 2005 was 918 for a revenue per job of $1,227 compared to 1,397 jobs for $1,712 per job in 2004. The 28% decrease in second quarter per job revenues was partially related to the deployment of Calfrac's two deep coiled tubing units from the Western Canadian market to Russia. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues

per job. Consistent with fracturing operations, shallow coiled tubing operations were negatively affected by extremely wet weather in southern Alberta in the month of June. During the first half of 2005, revenue from coiled tubing operations was $5.3 million compared to $7.3 million in 2004 with 2,043 total jobs completed for an average revenue per job of $2,615 versus 3,290 jobs for $2,223 per job a year ago, reflecting a greater shift towards larger jobs. First half coiled tubing operations were negatively impacted by extremely cold weather during January and warmer than average temperatures in early March.

Revenue from the Company's cementing operations totaled $1.6 million and $3.5 million for the three and six months ended June 30, 2005, respectively. The Company completed 218 jobs during the second quarter for an average revenue per job of $7,307. For the first half of 2005, the Company completed 475 jobs for $7,374 per job. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

Revenue from United States operations totaled $5.5 million for the three months ended June 30, 2005 compared to $5.2 million recorded in the same period of 2004. While year-over-year revenue for the quarter was relatively constant, the Company did experience positive momentum towards the end of the second quarter when one of the Company's two fracturing spreads was deployed to the Piceance Basin in western Colorado. During the second quarter of 2005, the Company completed 86 U.S. fracturing jobs for an average revenue of $63,537 per job compared to 69 jobs for $75,888 per job in 2004. For the six months ended June 30, 2005, revenue from U.S. operations totaled $10.7 million compared to $13.3 million recorded in 2004. The period-over-period decrease was primarily due to a stronger Canadian dollar and lower activity levels by the Company's customers in the DJ Basin of Colorado where the majority of Calfrac's operations were based. During the first half of 2005, Calfrac completed 152 U.S. fracturing jobs for an average revenue of $70,086 per job compared to 175 jobs for $75,990 per job recorded a year ago. The Company has recently augmented its U.S. management team and expects the benefit from these changes will be realized in the near future through a larger customer base and expanded geographical operations in the DJ and Piceance Basins and eastern Colorado.

Gross Margin

The Company recorded consolidated gross margin of $7.6 million for both the second quarter of 2005 and 2004. As a percentage of revenue, consolidated gross margins were 17.1% for the 2005 three-month period compared to 18.6% a year ago. For the six months ended June 30, 2005, consolidated gross margins increased 40% to $40.1 million from $28.7 million a year ago as a result of a larger fleet of equipment and strong levels of activity in Western Canada. First half consolidated gross margins improved to 32.0% from 29.2% recorded in 2004 due primarily to higher per job revenues that were somewhat offset by higher operating expenses.

Expenses

Operating Expenses

During the quarter, operating costs increased 11% to total $37.0 million versus $33.4 million in the second quarter of 2004 due partially to an aggressive preventative maintenance program completed in the second quarter of 2005. This program was in response to the high utilization of the Company's equipment over the last several quarters and the expectation that the next

three quarters will be equally robust. Since most of the Company's field personnel earn a base salary that approximates one-half of their total compensation, low activity months, like that experienced in June, have a negative impact on gross margins. Operating expenses in the quarter were also negatively impacted by higher per unit nitrogen costs due to the lower volumes required during low activity periods in April and June. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes result in a higher per unit cost. Higher district costs were also incurred during the second quarter of 2005 in order to support the rollout of three additional fracturing spreads and five cementing units during the first half of the year as well as four additional fracturing spreads, two cementing units and three deep coiled tubing units currently being constructed as part of the Company's 2005 capital program. The Company has been proactive in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. For the six months ended June 30, 2005, operating costs rose 22% to $85.2 million compared to $69.7 million recorded a year ago due primarily to higher activity levels. The Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the recent high levels of activity. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $5.7 million for the quarter ended June 30, 2005 compared to $2.9 million in 2004. As a percentage of revenue, SG&A expenses increased to 13% in the second quarter of 2005 compared to 7% in the corresponding period a year ago. During the first half of 2005, SG&A expenses totaled $13.0 million versus $6.9 million in 2004. As a percentage of revenue, SG&A expenses increased to 10% in the 2005 six-month period compared to 7% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be partially attributed to a stock-based compensation expense of $1.2 million recorded during the second quarter of 2005 and $2.2 million for the six-month period ended June 30, 2005 related to the implementation of a new long-term incentive plan for directors, officers and employees. For the three and six-month periods ended June 30, 2005, the Company also chose to expense costs of $0.6 million and $1.0 million, respectively, related to the Company's initiative to commence coiled tubing operations in Russia. Additional costs were also incurred relating to the acquisition of the remaining interest in Ram Cementers Inc. as well as regulatory costs associated with completion of the Company's first year-end as a public company.

Interest, Depreciation and Other Expenses

The Company recorded interest income of $0.1 million for quarter ended

June 30, 2005 compared to interest expense of $0.1 million in 2004 and interest income of $0.2 million for the first half of 2005 versus interest expense of $0.5 million a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 as well as net proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Depreciation expense rose 50% to $4.2 million from $2.8 million in the second quarter of 2004. For the six months ended June 30, 2005, depreciation expense totaled $7.8 million, an increase of 47% over the $5.3 million recorded in the first half of 2004. The increase was due to a full year of depreciation relating to equipment additions made during the latter half of 2004 and the first half of 2005 as part of the Company's capital program.

Income Tax

The Company recorded an income tax recovery of $0.3 million for the quarter ended June 30, 2005 versus a recovery of $0.1 million the prior year. Current tax expense for the quarter was $0.2 million, which was attributed to large corporation and withholding tax associated with the Company's U.S. operations, compared to a recovery of $0.2 million in 2004. Calfrac recorded a future income tax recovery of $0.6 million for the three months ended June 30, 2005, which related primarily to the timing of deductibility of certain expenses for tax purposes, compared to an expense of $0.1 million recorded in the second quarter of 2004. During the first six months of 2005, the Company had an income tax recovery of $0.2 million compared to an income tax expense of $4.0 million in 2004. Current tax recovery for the first half of 2005, which primarily relates to losses sustained by the Company's U.S. operations, was $0.1 million compared to an expense of $4.3 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next several years. A future income tax recovery of $34,000 was recorded for the first half of 2005 versus $0.3 million in 2004.

Net Income

During the second quarter of 2005, the Company recorded a net loss of $1.9 million or $0.05 per share compared to net income of $1.7 million or $0.05 per share a year ago due primarily to spring break-up and weather related issues that hampered activity levels in June. For the six months ended June 30, 2005, net income totaled $19.8 million or $0.55 per share compared to $10.7 million or $0.39 per share in 2004. This growth in earnings was due to increased revenue and higher margins resulting from strong industry activity levels and a larger fleet of equipment.

Cash Flow

Cash flow from operations before change in non-cash working capital for the three months ended June 30, 2005 totaled $2.3 million or $0.06 per share compared to $4.7 million or $0.14 per share recorded in 2004. During the first half of 2005, cash flow from operations before change in non-cash working capital totaled $28.3 million or $0.78 per share versus $15.9 million or $0.58 per share in 2004. During 2005, cash flow was used primarily to finance the Company's capital expenditures program and fund operations during the periods of high activity levels.

Summary of Quarterly Results

Three

Months Ended	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005
(000s, except per share data) (unaudited)	($)	($)	($)	($)	($)	($)	($)	($)
Revenue	47,514	48,064	57,298	41,066	60,538	82,477	80,694	44,619
Gross margin	17,534	17,031	21,063	7,643	20,732	34,346	32,437	7,630
Net income (loss)	7,525	7,336	9,068	1,657	11,771	23,134	21,670	(1,876)
Per share -basic(1)	0.39	0.38	0.44	0.05	0.34	0.64	0.60	(0.05)
-diluted (1)	0.39	0.38	0.44	0.05	0.34	0.64	0.59	(0.05)
Cash flow from operations(2)	9,756	10,530	11,235	4,674	14,880	28,156	26,015	2,280
Per share -basic(1)	0.50	0.54	0.54	0.14	0.43	0.78	0.72	0.06
-diluted (1)	0.50	0.54	0.54	0.14	0.43	0.78	0.71	0.06
EBITDA(3)	14,524	14,384	16,186	4,591	15,299	27,950	25,339	1,907
Per share -basic(1)	0.75	0.74	0.78	0.13	0.44	0.77	0.70	0.05
-diluted (1)	0.75	0.74	0.78	0.13	0.44	0.77	0.69	0.05
Capital expenditures	7,299	4,377	12,430	11,311	12,740	14,846	22,108	25,653
Working capital	3,706	6,764	17,934	8,280	36,427	49,578	49,103	22,301
Shareholders' equity	49,717	57,431	110,490	112,065	151,402	174,956	197,091	192,508
Fracturing spreads (No.)								
Conventional	9	9	9	10	11	12	13	13
Natural gas from coal	1	1	2	2	2	2	3	4
Total	10	10	11	12	13	14	16	17

(1) Historical per share information for 2003 has been calculated using 19,467,012 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions and after adjusting for the two-for-one stock split. Historical per share information for 2004 also reflects the two-for-one stock split.

(2) Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Liquidity and Capital Resources

For the three and six-month periods ended June 30, 2005, the Company generated cash flow from operations of $2.3 million and $28.3 million, respectively. As at June 30, 2005, Calfrac had positive working capital of $22.3 million, which was less than the year-end working capital position of $49.6 million due primarily to the Company's aggressive capital program. Long-term debt, net of current portion, totaled $2.3 million, thereby effectively rendering the Company debt-free.

Capital expenditures for the three and six months ended June 30, 2005 totaled $25.7 million and $47.8 million, respectively. A portion of these expenditures related to the completion of the 2004 capital program, including the construction of an additional conventional fracturing spread to be based in Medicine Hat, Alberta and two additional spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The remaining portion of the capital expenditures relates to the 2005 capital budget, which was recently increased to $132 million. Excluding the completion of fracturing spreads from the 2004 capital program, the 2005 capital program contemplates the addition of six conventional fracturing spreads, three deep coiled tubing units, three cementing pumpers as well as additional infrastructure. Delivery of this additional equipment is scheduled to be completed within time and budget parameters.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. Upon completion of the share split, and as at the date of this report, the Company had 36,214,554 common shares outstanding.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share. The initial dividend was paid to all shareholders of record on June 1, 2005.

Recently, the Company entered into long-term contracts with two leading oil and gas companies operating in Western Canada for the provision of fracturing services. The contracts result in the dedication of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells in Canada, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. These contracts will be serviced by Calfrac's existing fleet and equipment currently being manufactured as part of Calfrac's 2005 capital budget. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

The Company's existing credit facilities include a line of credit of $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The credit facility also includes a revolving $25.0 million term loan that bears interest at

either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is to be secured by new equipment acquisitions and is also undrawn as at the date of this report.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the balance of 2005.

Critical Accounting Estimates

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in note 4 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the asset have been based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 7 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the claims associated with the State of Maine.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" along with Canadian Accounting Guideline 15 (AcG 15) "Consolidation of Variable Interest Entities (VIEs)." The only effect on the consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 5 to the interim consolidated financial statements.

Outlook

Operations for the second quarter of 2005 were significantly affected by weather related issues such that the Company was unable to complete all scheduled projects, work that is expected to be completed in the final six months of the year. Calfrac believes that strong demand for its service offerings will continue throughout the remainder of 2005 and beyond, and the Company's 2005 capital program will assist in meeting this demand. The

Petroleum Services Association of Canada's July update of its 2005 Canadian Drilling Activity Forecast predicts 23,825 wells to be rig released in 2005, which would represent a new record for Western Canada. Because weather related issues hampered second quarter activity levels, it is expected that industry activities will increase during the third and fourth quarters of 2005 in order to make up for the lost time. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. As Calfrac is generally acknowledged as a leading service provider in this area with the largest fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through its fleet of equipment and continual focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase to its service offerings. The increases range from 5% to 9% depending on the nature of service provided. This increase should result in improved financial returns through the remainder of 2005 and beyond.

Calfrac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. The Company deployed a fracturing spread to western Colorado during the latter part of the second quarter and results for this period were particularly encouraging, thereby providing the foundation for optimism for the remainder of the year. Recent additions to the management team combined with the construction of a third dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 will provide the foundation for future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter reaffirms Calfrac's long-term commitment for growing this business line. With the planned addition of seven cementing pumpers during 2005, the Company will almost triple the size of this operating unit. Combining a larger fleet of equipment with the integration of operations and marketing efforts under the Calfrac banner, the Company expects that the cementing business will become a more significant contributor to the future financial performance of the Company.

During the second quarter, the Company entered into a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's current Canadian operating fleet and retrofitted for Russian operations, are destined for Western Siberia and will be put into service by the end of the third quarter of 2005. Calfrac is replacing these units in Canada with newly manufactured units that are included in its 2005 capital program and that will be put into service in the fourth quarter of 2005. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Calfrac has numerous senior executives and management with extensive Russian well service industry experience. The foregoing in conjunction with demand in this market for Western technology make the Company well positioned to effectively and profitably operate and grow in this market.

Risks and Uncertainties

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

Second Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its second quarter results at 10:00 a.m. (Calgary time) on Wednesday, August 10, 2005. The conference call dial-in number is 1-800-814-4941. Seven day replay: 1-877-289-8525 and enter 21131068 (followed by the number sign). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Western Siberia in the Russian Federation. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Forward-Looking Statements

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEETS

As at	June 30, 2005	December 31, 2004
(000s) (unaudited)	($)	($)
Assets		
Current assets		
Cash and cash equivalents	21,008	27,830
Accounts receivable	29,310	56,609
Income taxes recoverable	274	140
Inventory	3,557	2,688
Prepaid expenses and deposits	2,758	1,363

	56,907	88,630
Capital assets	160,523	120,615
Long-term investment (note 3)	257	-
Intangible assets	-	36
Goodwill	6,003	3,604
Future income taxes	47,777	53,311
	271,467	266,196
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	31,607	35,408
Current portion of long-term debt	2,999	3,644
	34,606	39,052
Long-term debt	2,311	3,958
Deferred credit	42,042	47,609
Non-controlling interest	-	621
	78,959	91,240
Shareholders' equity		
Capital stock	136,473	136,473
Shares held in trust (note 5)	(1,385)	-
Contributed surplus	1,603	651
Retained earnings	55,817	37,832
	192,508	174,956
	271,467	266,196

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	44,619	41,066	125,313	98,364
Expenses				
Operating	36,989	33,423	85,246	69,658
Selling, general and administrative	5,731	2,877	13,018	6,890
Restructuring costs	-	-	-	965
Equity share of income from long-term investments (note 3)	-	-	(257)	-
Other expenses (income)	(32)	173	36	72
Loss on disposal of capital assets	24	2	24	2
	42,712	36,475	98,067	77,587
	1,907	4,591	27,246	20,777
Depreciation	4,205	2,795	7,800	5,344

Amortization of intangibles	-	74	37	149
Interest expense (income)	(100)	140	(207)	543
Income (loss) before income taxes	(2,198)	1,582	19,616	14,741
Income tax expense (recovery)				
Current	237	(221)	(123)	4,326
Future	(559)	140	(34)	(316)
	(322)	(81)	(157)	4,010
Income (loss) before non-controlling interest	(1,876)	1,663	19,773	10,731
Non-controlling interest	-	6	(21)	6
Net income (loss) for the period	(1,876)	1,657	19,794	10,725
Retained earnings, beginning of period	59,502	1,270	37,832	42,711
Dividends	(1,809)	-	(1,809)	-
Effect of change in accounting for stock-based compensation	-	-	-	(829)
Purchase and cancellation of shares	-	-	-	(53,866)
Elimination of deficit on amalgamation	-	-	-	4,186
Retained earnings, end of period	55,817	2,927	55,817	2,927
Earnings (loss) per share				
Basic	(0.05)	0.05	0.55	0.39
Diluted	(0.05)	0.05	0.54	0.39

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	2005	2004
(000s) (unaudited)	($)	($)	($)	($)
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	(1,876)	1,657	19,794	10,725
Items not involving cash				
Depreciation and amortization	4,205	2,869	7,837	5,493
Stock-based compensation	486	-	952	-
Equity share of income from long-term investments	-	-	(257)	-
Loss on disposal of capital assets	24	2	24	2
Future income taxes	(559)	140	(34)	(316)
Non-controlling interest	-	6	(21)	6
Funds provided by operations	2,280	4,674	28,295	15,910
Net change in non-cash working capital	28,754	7,549	21,101	(2,798)
	31,034	12,223	49,396	13,112

Financing activities				
Net proceeds from share issues received on amalgamation	-	-	-	92,948
Issue of long-term debt	1,303	-	2,013	-
Long-term debt repayments	(1,114)	(1,475)	(4,305)	(27,398)
Dividends	(1,809)	-	(1,809)	-
Purchase of common shares	(1,385)	-	(1,385)	(58,437)
	(3,005)	(1,475)	(5,486)	7,113
Investing activities				
Purchase of capital assets	(25,653)	(11,311)	(47,761)	(23,741)
Proceeds on disposal of capital assets	29	15	29	47
Acquisition of subsidiary, net of cash acquired	-	(1,759)	(3,000)	(1,759)
	(25,624)	(13,055)	(50,732)	(25,453)
Increase (decrease) in cash position	2,405	(2,307)	(6,822)	(5,228)
Cash and cash equivalents, beginning of period	18,603	12,047	27,830	14,968
Cash and cash equivalents, end of period	21,008	9,740	21,008	9,740

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2005
(000s, except per share data) (unaudited)

1. Basis of Presentation

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Seasonality of Operations

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. Summary of Significant Accounting Policies

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Long-Term Investments

In 2005, the Company commenced equity accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original

cost plus the Company's cumulative share of earnings, less any dividends received.

4. Common Share Split

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split on February 17, 2005, the Company had 36,214,554 common shares outstanding. Comparative per share information has been restated to reflect the two-for-one split.

5. Shares Held in Trust

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006 at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. Stock Options As of June 30, 2005, the Company had a total of 907,700 stock options outstanding at exercise prices ranging from $15.73 to $29.75 per share. These options vest equally over three years and expire three and one- half years from the date of grant. None of the options are exercisable prior to September 1, 2005.

7. Contingencies

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the

number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Mining Claim

The Company is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc-mining site in the state of Maine known as Blue Hill. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required. Furthermore, the Company has been advised that Noranda Inc., a co-defendant in the above-mentioned case, is filing a counterclaim that names the Company as a defendant by counterclaim.

Denison Mines Inc. ("Denison") has advised the Company in writing that it will indemnify it from any adverse consequences arising from both of the above claims. Denison has advised the Company that it has thoroughly examined the issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Further, Denison believes that, to the extent that there is liability and Denison incurs legal fees, Kerramerican and Black Hawk are liable pursuant to an indemnity agreement. Notwithstanding the Company's belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time.

8. Segmented Information

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	($)	($)	($)	($)
Three Months Ended June 30, 2005				
Revenue	39,155	5,464	-	44,619
Net income (loss)	(1,389)	(487)	-	(1,876)
Segmented assets	269,497	9,925	(7,955)	271,467
Capital expenditures	23,197	2,456	-	25,653
Goodwill	6,003	-	-	6,003
Three Months Ended June 30, 2004				
Revenue	35,830	5,236	-	41,066
Net income (loss)	2,615	(958)	-	1,657
Segmented assets	203,012	4,835	(1,754)	206,093
Capital				

expenditures	11,255	56	-	11,311
Goodwill	3,593	-	-	3,593
Six Months Ended June 30, 2005				
Revenue	114,660	10,653	-	125,313
Net income (loss)	21,039	(1,245)	-	19,794
Segmented assets	269,497	9,925	(7,955)	271,467
Capital expenditures	45,230	2,531	-	47,761
Goodwill	6,003	-	-	6,003
Six Months Ended June 30, 2004				
Revenue	85,066	13,298	-	98,364
Net income (loss)	11,200	(475)	-	10,725
Segmented assets	203,012	4,835	(1,754)	206,093
Capital expenditures	23,512	229	-	23,741
Goodwill	3,593	-	-	3,593

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

>>
%SEDAR: 00002062E

/For further information: Lorraine Graham, Calfrac Well Services Ltd., (403) 218-7491/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 20:23e 09-AUG-05

TECHNO
THAT WORK...


CALFRAC

IN THE FIELD

Q1

CALFRAC WELL SERVICES LTD. › FIRST QUARTER INTERIM REPORT
For the Three Months Ended March 31, 2005

HIGHLIGHTS ›

Three Months Ended March 31,	2005	2004	Change
(000s, except per share data) (unaudited)	$	$	%
Financial			
Revenue	**80,694**	57,298	41
Gross margin	**32,437**	21,063	54
Net income	**21,670**	9,068	139
Per share – basic (1)	**0.60**	0.44	36
– diluted (1)	**0.59**	0.44	34
Cash flow from operations (2)	**26,015**	11,235	132
Per share – basic (1)	**0.72**	0.54	33
– diluted (1)	**0.71**	0.54	31
EBITDA (3)	**25,339**	16,186	57
Per share – basic (1)	**0.70**	0.78	(10)
– diluted (1)	**0.69**	0.78	(12)
Working capital	**49,103**	17,934	174
Shareholders' equity	**197,091**	110,490	78
Weighted average common shares outstanding (#)			
Basic (1)	**36,214,554**	20,763,498	74
Diluted (1)	**36,498,452**	20,763,498	76
	#	#	
Operating			
Fracturing spreads as at March 31			
Conventional fracturing	**13**	9	44
Natural gas from coal	**3**	2	50
Total	**16**	11	45

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Letter to Shareholders

I am pleased to present the highlights for the three months ended March 31, 2005 and the developments to date in the year's second quarter.

FINANCIAL HIGHLIGHTS ›

For the three months ended March 31, 2005, Calfrac posted record first quarter financial results, which included revenues increasing to $80.7 million, net income improving to $21.7 million or $0.60 per share and operating cash flow before change in non-cash working capital growing to $26.0 million or $0.72 per share. Another key metric we use to measure our growth and success is how much revenue we generate for each job we complete. During the 2005 first quarter, our average consolidated revenue per job increased 22% to $46,869 from $38,541 recorded in the first three months of 2004 with year-over-year margins improving from 36.8% to 40.2%.

OPERATIONAL HIGHLIGHTS ›

In Canada, the first quarter of 2005 started at a brisk pace. Although demand for fracturing and coiled tubing services traditionally does not commence until mid-January, the strong activity levels from the 2004 year-end continued into the first weeks of January with spreads and crews maintaining their high utilization rates. By mid-January, the momentum began to fluctuate as weather conditions swung from days with temperatures well below normal to days with record balmy conditions in all of our operating regions. This unstable weather pattern returned to plague our field operations in early March with fears of an early spring break-up, but fortunately temperatures dropped and we were able to resume full operational capacity for the last half of March. Consequently, our overall revenues for the period were slightly lower than our original forecasts, but were more than offset by higher margins and revenues per job.

Calfrac's strategy to move into the larger, more technically challenging areas was evident in the first quarter with our market penetration into the northern areas of the Western Canadian Sedimentary Basin, as we posted record levels of fracturing and coiled tubing activities in our Grande Prairie district. Our coalbed methane ("CBM") spreads utilizing Calfrac's Ultra High Rate Nitrogen Pumpers were very busy during the first three months of 2005 and we continue to operate these specialty spreads on a limited basis as spring road restrictions allow only limited movement of fracturing equipment and bulk nitrogen. To date in 2005, we have been able to source our nitrogen needs locally and in so doing have negated the need to travel long distances for product supplies, which translates into increased margins and job efficiencies. Our shallow gas sand fracturing projects continue to operate through spring break-up in the Suffield area of southern Alberta.

In February, Calfrac purchased the remaining 30% of Ram Cementers Inc. ("Ram") resulting in the cementing division being 100% owned by Calfrac. Subsequently, Ram has been fully integrated into the operations, sales, marketing and administration departments of Calfrac.

For Calfrac, the 2005 first quarter was a period of strong financial and operating performance with **SIGNIFICANT INCREASES** in all of our key metrics.

In the United States Rocky Mountain region, the first quarter is traditionally our slowest quarter and the first three months of 2005 was no exception. In keeping with our operating strategy of diversifying our activities so that our personnel and equipment can be maximized year-round, we mobilized a U.S. fracturing spread to our Canadian operations for a portion of the quarter in order to respond to that market's customer demand. During the period, the U.S. division continued to build momentum with the addition of new senior managers to its marketing and technology services teams who will help to expand our customer base and operating regions in this important geographic market.

FUTURE GROWTH ›

Through the first quarter and into early spring, Calfrac has taken delivery of two fracturing spreads, a unique Blender/Pumper spread dedicated to shallow gas fracturing and one Ultra High Rate Nitrogen Pumper spread designed for fracturing the Horse Shoe Canyon coal formation in southern Alberta. The remainder of the scheduled fracturing, coiled tubing and cementing equipment will roll out during the balance of the year to give us a total of 21 fracturing spreads, 14 coiled tubing crews and 11 cementing units by year-end 2005.

CORPORATE ACTIVITIES ›

On February 7, 2005, the shareholders of Calfrac approved a two-for-one stock split, which began trading on February 17, 2005. As a result of the split, Calfrac's outstanding common shares currently total 36,214,554.

OUTLOOK ›

The spring break-up period has allowed our maintenance personnel to conduct equipment maintenance and repairs readying us for what is expected to be a very active remainder of 2005. This brief downtime also allows us to continue to train and certify our people as we continue to grow our employee base, add new customers, roll out new equipment and explore the potential to expand to new markets. We are excited about the results we have posted to date and we look forward to reporting our progress throughout the balance of the year.

On behalf of the Board of Directors,

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

May 9, 2005

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calfrac for the three months ended March 31, 2005 and 2004 and the audited consolidated financial statements and annual MD&A for the years ended December 31, 2004 and 2003 together with the accompanying notes. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. achieved record first quarter financial results for the three months ended March 31, 2005. High levels of activity in Western Canada combined with a larger fleet of equipment provided the foundation for significant increases in revenue, net income and cash flow. The trend within Western Canada's oil and gas industry to natural gas focused drilling continued and, as the Company's services are highly leveraged towards natural gas production, provided the impetus for the record financial results.

Revenue for the three-month period ended March 31, 2005 totaled $80.7 million, an increase of 41% over the $57.3 million recorded a year ago. Net income for the first quarter of 2005 increased 139% to $21.7 million ($0.60 per share) from $9.1 million ($0.44 per share) in 2004. Cash flow from operations before change in non-cash working capital totaled $26.0 million ($0.72 per share), a 132% increase over the $11.2 million ($0.54 per share) recorded in the same period of 2004.

REVENUE ›

Canadian Operations

Revenue from Canadian operations for the first quarter of 2005 increased 53% to $75.5 million versus $49.2 million for the first quarter of 2004. Canadian fracturing revenue for the three months ended March 31, 2005 totaled $69.4 million compared to $44.3 million recorded in the corresponding period of 2004. Revenue was positively impacted by the introduction of several new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels. While revenues increased substantially on a quarter-over-quarter basis, they were negatively impacted by extremely cold weather in early January and unseasonably warm temperatures at the beginning of March, which caused road bans to be implemented, however colder weather was experienced later in the month that provided the opportunity to finish the quarter on a positive note. Calfrac completed 1,525 Canadian fracturing jobs for an average revenue of $45,495 per job compared to 1,253 jobs for $35,368 per job the prior year. The 29% improvement in revenue per job was attributable to a significant increase in the size of fracturing jobs, which require more horsepower, completed during the period as well as an increase in the number of coalbed methane ("CBM") jobs, which tend to have higher per job revenues.

Revenue from coiled tubing operations totaled $4.2 million in the 2005 three-month period versus $4.9 million a year ago. The total number of jobs completed in the first quarter of 2005 was 1,125 for a revenue per job of $3,747 compared to 1,893 jobs for a revenue per job of $2,599 in 2004. A greater shift towards larger jobs accounted for the higher per job revenues. Consistent with fracturing operations, revenues were negatively impacted by extremely cold weather during January and warmer than average temperatures in early March.

Revenue from the Company's cementing operations totaled $1.9 million for the three months ended March 31, 2005. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

Revenue from United States operations totaled $5.2 million in the first quarter of 2005 compared to $8.1 million recorded in the same period the prior year. The decrease was primarily due to lower activity levels by the Company's customers in the DJ basin of Colorado where the majority of Calfrac's operations are based. The Company completed 66 U.S. fracturing jobs for an average revenue of $78,621 per job for the period ended March 31, 2005 compared to 106 jobs for $76,056 per job in 2004. A stronger Canadian dollar also had a negative impact on the revenues recorded in the quarter. The Company has recently augmented its U.S. management team and expects the benefit from these changes will be realized in the near future through a larger customer base and expanded geographical operations. Calfrac has also initiated a comprehensive market analysis to ensure that its operations are focused in areas of greatest long-term activity and financial return.

GROSS MARGIN ›

Consolidated gross margins increased 54% to $32.4 million for the first quarter of 2005 from $21.1 million in the corresponding period of 2004. A larger fleet of equipment combined with strong levels of activity in Western Canada were the most significant contributors to this increase. As a percentage of revenue, consolidated gross margins increased to 40.2% for the period ended March 31, 2005 compared to 36.8% in the same period a year ago. The increase in margins is primarily a result of higher per job revenues.

EXPENSES ›

Operating Expenses

During the quarter, operating costs increased 33% to total $48.3 million versus $36.2 million in the first quarter of 2004 due primarily to higher activity levels. In addition, the Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The Company is also proactive in hiring field personnel in advance of new equipment rollouts to ensure that our employees are adequately trained to operate this added capital. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the high levels of activity which have been experienced recently. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins.

Management's Discussion and Analysis

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $7.3 million for the quarter ended March 31, 2005 compared to $4.0 million in 2004. As a percentage of revenue, SG&A expenses increased to 9% in the first quarter of 2005 compared to 7% in the corresponding period a year ago. The increase in SG&A expenses coincides with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment. The increase in SG&A expenses can also be partially attributed to a stock-based compensation expense of $1.0 million recorded during the quarter related to the implementation of a new long-term incentive plan for directors, officers and employees. Additional costs were also incurred relating to restructuring costs associated with the acquisition of the remaining interest in Ram Cementers Inc. ("Ram") and costs related to investigating international opportunities.

Interest and Depreciation Expenses

The Company recorded interest income of $0.1 million for quarter ended March 31, 2005 compared to interest expense of $0.4 million in 2004. The change is primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 as well as proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Depreciation expense rose 41% to $3.6 million from $2.5 million in the first quarter of 2004 due to a full year of depreciation relating to equipment additions made during 2004 and the first quarter 2005 capital program that included bringing five new fracturing spreads and other support equipment into service.

INCOME TAX ›

Income tax expense for the quarter ended March 31, 2005 totaled $0.2 million versus $4.1 million recorded in the prior year. Current tax for the reporting period was a recovery of $0.3 million compared to an expense of $4.5 million in the prior year. The recovery relates to the Company's U.S. operations as well as current tax associated with Ram's operations. The majority of the current tax provision for the first quarter of 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next few years. Future income tax expense for the three-month period ended March 31, 2005 totaled $0.5 million, related primarily to the drawdown of the Company's tax pools, compared to a recovery of $0.5 million recorded in the first quarter of 2004.

NET INCOME ›

Net income for the quarter grew to $21.7 million or $0.60 per share from $9.1 million or $0.44 per share in the first quarter of 2004. This 139% earnings growth was due primarily to an increase in revenue and higher margins as a result of strong industry activity levels and a larger fleet of equipment.

CASH FLOW ›

Cash flow from operations before change in non-cash working capital for the first quarter of 2005 increased 132% to $26.0 million or $0.72 per share from $11.2 million or $0.54 per share recorded in the first quarter of 2004. During the three-month period ended March 31, 2005, cash flow was used primarily to finance the Company's expanded capital expenditures program and fund operations during the high activity levels experienced in the quarter.

SUMMARY OF QUARTERLY RESULTS ›

Three Months Ended	Jun.30, 2003	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005
(000s, except per share data) (unaudited)	$	$	$	$	$	$	$	**$**
Revenue	22,714	47,514	48,064	57,298	41,066	60,538	82,477	**80,694**
Gross margin	5,202	17,534	17,031	21,063	7,643	20,732	34,346	**32,437**
Net income (loss)	(60)	7,525	7,336	9,068	1,657	11,771	23,134	**21,670**
Per share – basic (1)	(0.00)	0.39	0.38	0.44	0.05	0.34	0.64	**0.60**
– diluted (1)	(0.00)	0.39	0.38	0.44	0.05	0.34	0.64	**0.59**
Cash flow from operations (2)	2,850	9,756	10,530	11,235	4,674	14,880	28,156	**26,015**
Per share – basic (1)	0.15	0.50	0.54	0.54	0.14	0.43	0.78	**0.72**
– diluted (1)	0.15	0.50	0.54	0.54	0.14	0.43	0.78	**0.71**
EBITDA (3)	2,824	14,524	14,384	16,186	4,591	15,299	27,950	**25,339**
Per share – basic (1)	0.15	0.75	0.74	0.78	0.13	0.44	0.77	**0.70**
– diluted (1)	0.15	0.75	0.74	0.78	0.13	0.44	0.77	**0.69**
Capital expenditures	4,138	7,299	4,377	12,430	11,311	12,740	14,846	**22,108**
Working capital	3,158	3,706	6,764	17,934	8,280	36,427	49,578	**49,103**
Shareholders' equity	42,192	49,717	57,431	110,490	112,065	151,402	174,956	**197,091**
Fracturing spreads (#)								
Conventional	9	9	9	9	10	11	12	**13**
Natural gas from coal	1	1	1	2	2	2	2	**3**
Total	10	10	10	11	12	13	14	**16**

1. Historical per share information for 2003 has been calculated using 19,467,012 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions and after adjusting for the two-for-one stock split.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

LIQUIDITY AND CAPITAL RESOURCES ›

As at March 31, 2005, Calfrac had positive working capital of $49.1 million. Long-term debt, net of current portion, totaled $2.6 million.

During the quarter, Calfrac completed formal documentation for a new credit facility. The facility includes a $15.0 million operating line of credit with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The new facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is secured by new equipment acquisitions and is undrawn as at the date of this report.

Capital expenditures for the quarter ended March 31, 2005 totaled $22.1 million, a portion of which related to the completion of the 2004 capital program including the construction of an additional conventional fracturing spread to be based in Medicine Hat, Alberta and two additional spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The conventional spread and one spread dedicated to CBM activity were delivered late in the first quarter. The delivery of the second spread dedicated to CBM activity is expected

later this spring. The remaining portion of the capital expenditures relates to the 2005 capital budget, which contemplates the addition of four conventional fracturing spreads, three deep coiled tubing units, three cementing pumpers, as well as additional infrastructure. Delivery of these additional spreads is scheduled to be completed within time and budget parameters.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. Upon completion of the share split, and as at the date of this report, the Company had 36,214,554 common shares outstanding.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the balance of 2005.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation, and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change impacting the operation of the Company's property and equipment.

As described in note 4 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company were based on tax filings to date. The income tax rates used to calculate the amount of the asset are based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 6 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece and potential claims in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the claims associated with the State of Maine.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments – Disclosure and Presentation" along with Canadian Accounting Guideline 15 (AcG 15) "Consolidation of Variable Interest Entities (VIEs)." There was no effect on the consolidated financial statements from the adoption of these guidelines.

OUTLOOK ›

While operations during the first quarter of 2005 were somewhat curtailed by weather related issues, Calfrac believes that strong demand for its service offerings will continue throughout the remainder of 2005 and beyond, and the Company's 2005 capital program will assist in meeting this demand. Demand for the Company's services that are specifically related to CBM applications continues to be very encouraging. As Calfrac is generally acknowledged as a leading service provider in this area with the largest fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through its fleet of equipment and continual focus on improving technology and operating efficiency.

The Company remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. Recent additions to the management team combined with the deployment of an additional fracturing spread in 2004 to this market provide the foundation for future growth in this area. The Company continues to evaluate opportunities in the Rocky Mountain region to ensure that equipment utilization and financial returns are maximized.

The acquisition of the remaining interest in Ram during the quarter reaffirms Calfrac's long-term commitment for growing this business line. With the planned addition of seven cementing pumpers during 2005, the Company will effectively triple the size of this operating unit. Combining a larger fleet of equipment with the integration of operations and marketing efforts under the Calfrac banner, the Company expects that the cementing business will become a more significant contributor to the future financial performance of the Company.

RISKS AND UNCERTAINTIES ›

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

FIRST QUARTER CONFERENCE CALL AND ANNUAL GENERAL MEETING ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its first quarter results at 10:00 a.m. (Calgary time) on Wednesday, May 11, 2005. The conference call dial-in number is 1-800-814-3911. Seven day replay: 1-877-289-8525 and enter 21121982#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Shareholders are also invited to attend the Company's Annual General Meeting on Thursday, May 12, 2005 at 3:30 p.m. (Calgary time) in the Turner Valley Room at the Fairmont Palliser Hotel, Calgary, Alberta.

Management's Discussion and Analysis

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada and the Rocky Mountain region of the United States. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D. R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

May 9, 2005
Calgary, Alberta

Consolidated Balance Sheets

As at	March 31, 2005	December 31, 2004
(000s) (unaudited)	$	$
Assets		
Current assets		
Cash and cash equivalents	**18,603**	27,830
Accounts receivable	**60,990**	56,609
Income taxes recoverable	**458**	140
Inventory	**2,866**	2,688
Prepaid expenses and deposits	**1,253**	1,363
	84,170	88,630
Capital assets	**139,128**	120,615
Long-term investment (note 3)	**257**	–
Intangible assets	**–**	36
Goodwill	**6,003**	3,604
Future income taxes	**46,347**	53,311
	275,905	266,196
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**32,521**	35,408
Current portion of long-term debt	**2,546**	3,644
	35,067	39,052
Long-term debt	**2,576**	3,958
Deferred credit	**41,171**	47,609
Non-controlling interest	**–**	621
	78,814	91,240
Shareholders' equity		
Capital stock	**136,473**	136,473
Contributed surplus	**1,116**	651
Retained earnings	**59,502**	37,832
	197,091	174,956
	275,905	266,196

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

Three Months Ended March 31,	2005	2004
(000s, except per share data) (unaudited)	$	$
Revenue	**80,694**	57,298
Expenses		
Operating	**48,257**	36,235
Selling, general and administrative	**7,287**	4,014
Restructuring costs	**–**	965
Equity share of income from long-term investments (note 3)	**(257)**	–
Other expenses (income)	**68**	(102)
	55,355	41,112
	25,339	16,186
Depreciation	**3,595**	2,549
Amortization of intangibles	**37**	74
Interest	**(107)**	404
Income before income taxes	**21,814**	13,159
Income taxes		
Current	**(361)**	4,547
Future	**526**	(456)
	165	4,091
Income before non-controlling interest	**21,649**	9,068
Non-controlling interest	**(21)**	–
Net income for the period	**21,670**	9,068
Retained earnings, beginning of period	**37,832**	42,711
Effect of change in accounting for stock-based compensation	**–**	(829)
Purchase and cancellation of shares	**–**	(53,866)
Elimination of deficit on amalgamation	**–**	4,186
Retained earnings, end of period	**59,502**	1,270
Earnings per share		
Basic	**0.60**	0.44
Diluted	**0.59**	0.44

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

Three Months Ended March 31,	2005	2004
(000s) (unaudited)	$	$
Cash provided by (used in)		
Operating activities		
Net income for the period	**21,670**	9,068
Items not involving cash		
Depreciation and amortization	**3,632**	2,623
Stock-based compensation	**465**	–
Equity share of income from long-term investments	**(257)**	–
Future income taxes	**526**	(456)
Non-controlling interest	**(21)**	–
Funds provided by operations	**26,015**	11,235
Net change in non-cash working capital	**(7,654)**	(10,345)
	18,361	890
Financing activities		
Net proceeds from share issues received on amalgamation	**–**	92,948
Issue of long-term debt	**710**	–
Long-term debt repayments	**(3,190)**	(25,924)
Purchase of common shares	**–**	(58,437)
	(2,480)	8,587
Investing activities		
Purchase of capital assets	**(22,108)**	(12,430)
Proceeds on disposal of capital assets	**–**	32
Acquisition of minority interest in a subsidiary	**(3,000)**	–
	(25,108)	(12,398)
Decrease in cash position	**(9,227)**	(2,921)
Cash and cash equivalents, beginning of period	**27,830**	14,967
Cash and cash equivalents, end of period	**18,603**	12,046

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Three Months Ended March 31, 2005
(000s) (unaudited)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to well sites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Long-Term Investments

In 2005, the Company commenced equity accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

4. COMMON SHARE SPLIT ›

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split on February 17, 2005, the Company had 36,214,554 common shares outstanding. Comparative per share information has been restated to reflect the two-for-one split.

5. STOCK OPTIONS ›

As of March 31, 2005, the Company had a total of 852,200 stock options outstanding at exercise prices ranging from $15.73 to $25.00. These options vest equally over three years and expire three and one half years from the date of grant. None of the options are exercisable prior to September 1, 2005.

6. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

6. **CONTINGENCIES › (continued)**

Greek Operations (continued)

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Mining Claims

The Company is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc-mining site in the state of Maine known as Blue Hill. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required. Furthermore, the Company has been advised that Noranda Inc., a co-defendant in the above-mentioned case, is filing a counterclaim that names the Company as a defendant by counterclaim.

Denison Mines Inc. ("Denison") has advised the Company in writing that it will indemnify it from any adverse consequences arising from both of the above claims. Denison has advised the Company that it has thoroughly examined the issue and believes it has no liability related to the costs of any clean-up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Further, the Company believes that, to the extent that there is liability and the Company incurs legal fees, Kerramerican and Black Hawk are liable pursuant to an indemnity agreement. Notwithstanding the Company's belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time.

7. **SEGMENTED INFORMATION ›**

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	$	$	$	$
Three Months Ended March 31, 2005				
Revenue	**75,505**	**5,189**	**–**	**80,694**
Net income (loss)	**22,428**	**(758)**	**–**	**21,670**
Segmented assets	**273,117**	**5,420**	**(2,632)**	**275,905**
Capital expenditures	**22,034**	**74**	**–**	**22,108**
Goodwill	**6,003**	**–**	**–**	**6,003**
Three Months Ended March 31, 2004				
Revenue	49,236	8,062	–	57,298
Net income	8,585	483	–	9,068
Segmented assets	211,456	4,798	(464)	215,790
Capital expenditures	12,257	173	–	12,430
Goodwill	3,276	–	–	3,276

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

Corporate Information

DIRECTORS ›

Ronald P. Mathison (1)(2)
Chairman

James S. Blair (1)(3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

Paul F. Little (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

OFFICERS ›

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President

Robert S. Roberts
Senior Vice President &
Chief Operating Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President,
Business Development

Stephen T. Dadge
Vice President, Corporate Service

Tom J. Medvedic
Vice President, Finance &
Chief Financial Officer

Matthew L. Mignault
Controller

HEAD OFFICE ›

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES ›

Alberta, Canada
Calgary – Head Office
Medicine Hat
Red Deer
Grande Prairie

Colorado, United States
Denver – Regional Office
Platteville

AUDITOR ›

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER ›

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL ›

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT ›

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING ›

Toronto Stock Exchange
Trading Symbol: CFW

TECHNOLOGIES THAT WORK...



CALFRAC

IN THE FIELD

Q2

CALFRAC WELL SERVICES LTD. › SECOND QUARTER INTERIM REPORT
For the Three and Six Months Ended June 30, 2005

HIGHLIGHTS ›

	Three Months Ended June 30,			Six Months Ended June 30,		
	2005	2004	Change	**2005**	2004	Change
(000s, except per share data) (unaudited)	$	$	%	$	$	%
Financial						
Revenue	**44,619**	41,066	9	**125,313**	98,364	27
Gross margin	**7,630**	7,643	0	**40,067**	28,706	40
Net income (loss)	**(1,876)**	1,657	(213)	**19,794**	10,725	85
Per share – basic (1)	**(0.05)**	0.05	(200)	**0.55**	0.39	41
– diluted (1)	**(0.05)**	0.05	(200)	**0.54**	0.39	38
Cash flow from operations (2)	**2,280**	4,674	(51)	**28,295**	15,910	78
Per share – basic (1)	**0.06**	0.14	(57)	**0.78**	0.58	34
– diluted (1)	**0.06**	0.14	(57)	**0.77**	0.58	33
EBITDA (3)	**1,907**	4,591	(58)	**27,246**	20,777	31
Per share – basic (1)	**0.05**	0.13	(62)	**0.75**	0.76	(1)
– diluted (1)	**0.05**	0.13	(62)	**0.75**	0.76	(1)
Working capital	**22,301**	8,280	169	**22,301**	8,280	169
Shareholders' equity	**192,508**	112,065	72	**192,508**	112,065	72
Weighted average common shares outstanding (#)						
Basic (1)	**36,180,072**	34,214,554	6	**36,197,218**	27,489,026	32
Diluted (1)	**36,533,858**	34,214,554	7	**36,509,860**	27,489,026	33
	#	#	%	#	#	%
Operating						
Fracturing spreads as at June 30						
Conventional fracturing	**13**	10	30	**13**	10	30
Natural gas from coal	**4**	2	100	**4**	2	100
Total	**17**	12	42	**17**	12	42

1. Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.
2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.
3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

Letter to Shareholders

I am pleased to present the highlights for the three months ended June 30, 2005, the developments to date in the year's third quarter and an outlook for the remainder of 2005.

FINANCIAL HIGHLIGHTS ›

Record June rainfall in southern Alberta negatively impacted industry activities in the region and especially our shallow gas and coalbed methane ("CBM") operations. Consequently, although Calfrac achieved record revenues of $44.6 million for the second quarter of 2005, we posted a loss in earnings of $1.9 million or $0.05 per share and experienced reduced levels of operating cash flow, before change in non-cash working capital, of $2.3 million or $0.06 per share. During the 2005 second quarter, our average consolidated revenue per fracturing job increased 28% to $40,288 from $31,392 recorded in the same period of 2004.

OPERATIONAL HIGHLIGHTS ›

In Canada, the start of the second quarter was typical with spring break-up road bans and warm conditions that virtually shut down operations in all of our Canadian service areas. Although May showed promise with the ramping up of shallow fracturing, coiled tubing and cementing operations, June was plagued with exceptionally wet and muddy operating conditions that severely hampered our shallow gas and CBM crews. The areas in Alberta south of Red Deer received 300% to 400% more precipitation than the historical averages. With Calfrac's concentration of 10 fracturing spreads in this area (6 dedicated to shallow gas fracturing and 4 dedicated to high rate nitrogen fracturing) out of our 15 total Canadian fracturing spreads, operations were severely impacted, resulting in revenue of approximately one-half of our original forecast. That being said, we firmy believe in the long-term value in the shallow gas and CBM markets, as indicated in our 2002 results when our Company continued to grow in the midst of difficult market conditions. Calfrac's strategy to grow into other geographic areas and other pumping service lines is well underway with our capital expansion program, which should minimize these localized weather related issues in the future. During the quarter, we focused our operations and personnel resources on maintenance and equipment upgrades, which resulted in higher maintenance costs when compared to the previous quarter.

Recently, Calfrac entered into long-term contracts with two leading oil and gas companies operating in Western Canada for the provision of fracturing services. A total of five fracturing spreads have been dedicated to these customers for contracted terms of two and four years with minimum work commitments for each spread. Three of the spreads will be focused on the completion of high rate nitrogen fractures on CBM wells in Canada with the remaining two spreads to be dedicated to shallow gas fracturing in southern Alberta. These contracts are consistent with our Company's strategy of having a prescribed level of our equipment fleet operating under long-term commitments.

In the United States Rocky Mountain region, the second quarter began at a slow pace with fracturing work concentrated in Colorado's DJ Basin. Through our increased marketing efforts, fracturing spreads were deployed to eastern Colorado and the Piceance Basin of western Colorado, resulting in increased utilization of our two large U.S. fracturing spreads. During the third quarter, we will open a district office in Grand Junction in western Colorado with equipment deployed from our Platteville facility. An additional deep fracturing spread to be operated out of the Grand Junction base is currently under construction with delivery anticipated in early 2006.

In June, we announced the Company's entry into the Russian well service market. Calfrac has entered into contracts for the supply of two deep coiled tubing units, including nitrogen, fluid

pumping equipment and other related well service equipment. This equipment and technology, which is destined for Western Siberia located near the city of Noyabrisk, has been supplied from our current operating fleet and retrofitted for Russian operations, while additional required support and transportation equipment will be sourced in Russia and Europe. All units are anticipated to arrive and commence operations in the Russian operating region during the third quarter of 2005. Our intention is to continue to review other long-term service and supply opportunities in Russia with the mandate to grow this operation by diversifying our customer base and expanding our service offerings to include fracturing, acidizing and cementing.

FUTURE GROWTH ›

Industry activity levels to date in the third quarter have been very high with the Western Canada drilling rig count in excess of 575 versus the five-year average of 365. Due to the extremely wet spring, there is pent up demand for pressure pumping services in Western Canada. Calfrac's U.S. Rocky Mountain region is experiencing an increase in utilization rates so far this year with demand for fracturing services in three operating regions: the DJ Basin, Piceance Basin and eastern Colorado.

The Russian market initiative is underway with the first coiled tubing unit currently en route via train to our operating base in Noyabrisk located in Western Siberia and the second unit at the port of St. Petersburg being cleared for rail shipment to our operating base. We have hired experienced operators (both expatriates and Russians) for our equipment and base and will transfer Calfrac personnel as necessary from our existing North American operations to ensure continuity in field operations and to replicate our corporate culture of service first.

The four conventional fracturing spreads currently being constructed for the Canadian market as part of our 2005 capital program of $132 million will be in place during the fourth quarter. The three coiled tubing units will also be put into service during the fourth quarter with all of the cementing units to be in operation by year-end and stationed out of Red Deer, Strathmore and Grande Prairie, Alberta. As discussed earlier, one deep fracturing spread will be allocated to our U.S. operations and delivered early in the first quarter of 2006. A second deep fracturing spread also to be delivered within the first three months of 2006 will be deployed in either Canada or internationally depending on market opportunities.

CORPORATE ACTIVITIES ›

On May 18, 2005, Calfrac's Board of Directors approved a semi-annual dividend policy. The initial dividend in the amount of $1.8 million or $0.05 per common share was paid out on June 15, 2005 to shareholders of record on June 1, 2005.

OUTLOOK ›

The second quarter was disappointing given the abnormally wet June experienced in our southern Alberta operating regions. This downtime, however, did allow us to prepare for what is forecast to be a very robust remainder of 2005. We are encouraged by the increase in activity in the U. S. Rocky Mountain region with marketing and geographic initiatives showing positive results for future growth. Our entry into the Russian market has become a reality and we are being welcomed by the E&P companies operating in this region to expand our service offerings. We are excited about the future as we continue to unveil the largest capital and geographic expansion in our Company's history and we look forward to reporting our progress throughout the remainder of the year.

On behalf of the Board of Directors,

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

August 8, 2005

Management's Discussion and Analysis

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Calfrac for the three and six months ended June 30, 2005 and 2004 and the audited consolidated financial statements and annual MD&A for the years ended December 31, 2004 and 2003 together with the accompanying notes. The annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

This MD&A contains the term cash flow from operations, which should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with Canadian GAAP, as an indicator of the Company's performance. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

PERFORMANCE SUMMARY ›

Calfrac Well Services Ltd. produced record revenue and revenue per job figures for the three and six months ended June 30, 2005. High levels of activity in Western Canada combined with a larger fleet of equipment provided the foundation for increased revenue. Unfortunately, record rainfall in southern Alberta in the month of June severely restricted access to customers' well locations, thereby having a profound effect on the Company's shallow gas and coalbed methane ("CBM") operations, and as a result, Calfrac's financial results. While the Company was unable to complete all the work anticipated, the trend within Western Canada's oil and gas industry to natural gas focused drilling is expected to continue throughout the remainder of the year and, as the Company's services are highly leveraged towards natural gas production, strong operating and financial results are anticipated in the final two quarters of 2005.

Revenue for the three-month period ended June 30, 2005 was a record $44.6 million, an increase of 9% over the $41.1 million recorded a year ago. The Company recorded a net loss of $1.9 million ($0.05 per share) for the second quarter of 2005 versus net income of $1.7 million ($0.05 per share) in the same period of 2004, while cash flow from operations before change in non-cash working capital totaled $2.3 million ($0.06 per share) compared to $4.7 million ($0.14 per share) recorded in the 2004 three-month period. During the first half of 2005, revenue increased 27% to $125.3 million from $98.4 million a year ago, while net income rose 85% to $19.8 million ($0.55 per share) from $10.7 million ($0.39 per share) and cash flow from operations before change in non-cash working capital grew 78% to $28.3 million ($0.78 per share) from $15.9 million ($0.58 per share) in the first six months of 2004.

REVENUE ›

Canadian Operations

Revenue from Canadian operations for the second quarter of 2005 increased 9% to $39.2 million versus $35.8 million recorded in the 2004 three-month period. Canadian fracturing revenue for the second quarter totaled $36.4 million compared to $33.1 million in the corresponding period of 2004. Year-over-year revenue was positively impacted by the introduction of several new fracturing spreads, a 5% book price increase to the Company's service offerings that became effective July 1, 2004, strong commodity prices and robust activity levels. While revenues increased substantially on a period-over-period basis, they were negatively impacted by record levels of precipitation in southern Alberta in the month of June, which severely hampered the Company's

shallow gas and CBM operations. More specifically, revenue for June was just over half of what the Company expected to record for that month. Calfrac completed 954 Canadian fracturing jobs during the second quarter of 2005 for an average revenue of $38,192 per job compared to 1,151 jobs for $28,725 per job the prior year. While the year-over-year job count decreased 17%, a 33% increase in revenue per job more than made up for the shortage. Improved per job revenues were attributable to significant increases in the size of fracturing jobs in all operating districts and the number of CBM jobs completed, which was more than double the number of CBM jobs completed in the 2004 three-month period. The increase in per job revenues do not reflect a price book increase for the Company's service offering that became effective July 1, 2005. The price book increase ranges from 5% to 9% based on the nature of the service offering.

For the six months ended June 30, 2005, revenue from Canadian operations increased 35% to $114.7 million from $85.1 million in 2004, while Canadian fracturing revenue totaled $105.8 million versus $77.4 million a year ago. During the first half of 2005, inclement weather had a negative impact on revenue. In early January, extreme cold curtailed operations and at the beginning of March, unseasonably warm temperatures caused road bans to be implemented, however colder weather was experienced later in the month in the northern parts of Alberta that provided the opportunity to finish the first quarter on a positive note. Colder weather in the latter part of March did not, however, equate into additional work for the Company's shallow gas and CBM operations. During the first six months of 2005, the Company completed 2,479 Canadian fracturing jobs for an average revenue of $42,685 per job versus 2,534 jobs for $30,536 per job in 2004. The decrease in first half job counts was consistent with the 13% decrease in the level of shallow drilling activity on a year-over-year basis in Western Canada. Improved per job revenues for the first half of the year were a result of increases in the size of jobs in all operating districts and the number of CBM jobs completed. While the revenue from CBM operations was higher on a year-over-year basis, results could have been substantially better had it not been for June's wet weather conditions.

Revenue from coiled tubing operations totaled $1.1 million in the 2005 three-month period versus $2.4 million a year ago. The total number of jobs completed in the second quarter of 2005 was 918 for a revenue per job of $1,227 compared to 1,397 jobs for $1,712 per job in 2004. The 28% decrease in second quarter per job revenues was partially related to the deployment of Calfrac's two deep coiled tubing units from the Western Canadian market to Russia. Consequently, the remaining coiled tubing fleet was focused on shallow gas operations in southern Alberta, which traditionally have lower revenues per job. Consistent with fracturing operations, shallow coiled tubing operations were negatively affected by extremely wet weather in southern Alberta in the month of June. During the first half of 2005, revenue from coiled tubing operations was $5.3 million compared to $7.3 million in 2004 with 2,043 total jobs completed for an average revenue per job of $2,615 versus 3,290 jobs for $2,223 per job a year ago, reflecting a greater shift towards larger jobs. First half coiled tubing operations were negatively impacted by extremely cold weather during January and warmer than average temperatures in early March.

Revenue from the Company's cementing operations totaled $1.6 million and $3.5 million for the three and six months ended June 30, 2005, respectively. The Company completed 218 jobs during the second quarter for an average revenue per job of $7,307. For the first half of 2005, the Company completed 475 jobs for $7,374 per job. The Company expects these operations to become a larger contributor to its financial results in the future through an expanded fleet of equipment and fully integrated marketing and operational capabilities.

United States Operations

Revenue from United States operations totaled $5.5 million for the three months ended June 30, 2005 compared to $5.2 million recorded in the same period of 2004. While year-over-year revenue for the quarter was relatively constant, the Company did experience positive momentum towards the end of the second quarter when one of the Company's two fracturing spreads was deployed to the Piceance Basin in western Colorado. During the second

quarter of 2005, the Company completed 86 U.S. fracturing jobs for an average revenue of $63,537 per job compared to 69 jobs for $75,888 per job in 2004. For the six months ended June 30, 2005, revenue from U.S. operations totaled $10.7 million compared to $13.3 million recorded in 2004. The period-over-period decrease was primarily due to a stronger Canadian dollar and lower activity levels by the Company's customers in the DJ Basin of Colorado where the majority of Calfrac's operations were based. During the first half of 2005, Calfrac completed 152 U.S. fracturing jobs for an average revenue of $70,086 per job compared to 175 jobs for $75,990 per job recorded a year ago. The Company has recently augmented its U.S. management team and expects the benefit from these changes will be realized in the near future through a larger customer base and expanded geographical operations in the DJ and Piceance Basins and eastern Colorado.

GROSS MARGIN ›

The Company recorded consolidated gross margin of $7.6 million for both the second quarter of 2005 and 2004. As a percentage of revenue, consolidated gross margins were 17.1% for the 2005 three-month period compared to 18.6% a year ago. For the six months ended June 30, 2005, consolidated gross margins increased 40% to $40.1 million from $28.7 million a year ago as a result of a larger fleet of equipment and strong levels of activity in Western Canada. First half consolidated gross margins improved to 32.0% from 29.2% recorded in 2004 due primarily to higher per job revenues that were somewhat offset by higher operating expenses.

EXPENSES ›

Operating Expenses

During the quarter, operating costs increased 11% to total $37.0 million versus $33.4 million in the second quarter of 2004 due partially to an aggressive preventative maintenance program completed in the second quarter of 2005. This program was in response to the high utilization of the Company's equipment over the last several quarters and the expectation that the next three quarters will be equally robust. Since most of the Company's field personnel earn a base salary that approximates one-half of their total compensation, low activity months, like that experienced in June, have a negative impact on gross margins. Operating expenses in the quarter were also negatively impacted by higher per unit nitrogen costs due to the lower volumes required during low activity periods in April and June. Under the terms of a cost of service agreement with a leading Western Canadian nitrogen supplier, the cost to produce nitrogen is largely fixed in nature, and consequently, lower volumes result in a higher per unit cost. Higher district costs were also incurred during the second quarter of 2005 in order to support the rollout of three additional fracturing spreads and five cementing units during the first half of the year as well as four additional fracturing spreads, two cementing units and three deep coiled tubing units currently being constructed as part of the Company's 2005 capital program. The Company has been proactive in hiring field personnel in advance of new equipment rollouts to ensure that its employees are adequately trained to operate the added equipment. For the six months ended June 30, 2005, operating costs rose 22% to $85.2 million compared to $69.7 million recorded a year ago due primarily to higher activity levels. The Company experienced higher labour, fuel and maintenance costs. Labour costs were increased in order to remain competitive in retaining existing staff and attracting and training a new base of qualified personnel required to meet growing operational demands. The increase in maintenance costs reflects the high utilization of equipment as well as the fact that as Calfrac's equipment ages, more resources are required to keep them operating to the Company's high standards. While its equipment is still considered relatively new by industry standards, maintenance costs are expected to increase going forward as assets that were put into service over the past several years start to require overhauls due to the recent high levels of activity. Although a portion of the increases in labour and fuel were passed on to Calfrac's customers, a portion also reduced the Company's margins.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses totaled $5.7 million for the quarter ended June 30, 2005 compared to $2.9 million in 2004. As a percentage of revenue, SG&A expenses increased to 13% in the second quarter of 2005 compared to 7% in the corresponding period a year ago. During the first half of 2005, SG&A expenses totaled $13.0 million versus $6.9 million in 2004. As a percentage of revenue, SG&A expenses increased to 10% in the 2005 six-month period compared to 7% a year ago. The increases in SG&A expenses coincide with overhead requirements to support the Company's growth. As Calfrac's employee base continues to grow with the scope of its operations, the Company is taking proactive measures to ensure that it is hiring and retaining the right people and that appropriate levels of training are provided to ensure that personnel work in a safe and efficient environment prior to new equipment being placed into service. The increases in SG&A expenses can also be partially attributed to a stock-based compensation expense of $1.2 million recorded during the second quarter of 2005 and $2.2 million for the six-month period ended June 30, 2005 related to the implementation of a new long-term incentive plan for directors, officers and employees. For the three and six-month periods ended June 30, 2005, the Company also chose to expense costs of $0.6 million and $1.0 million, respectively, related to the Company's initiative to commence coiled tubing operations in Russia. Additional costs were also incurred relating to the acquisition of the remaining interest in Ram Cementers Inc. as well as regulatory costs associated with completion of the Company's first year-end as a public company.

Interest, Depreciation and Other Expenses

The Company recorded interest income of $0.1 million for quarter ended June 30, 2005 compared to interest expense of $0.1 million in 2004 and interest income of $0.2 million for the first half of 2005 versus interest expense of $0.5 million a year ago. The changes were primarily as a result of debt repayments totaling $22.8 million made at the end of March 2004 as well as net proceeds of $26.8 million resulting from a public offering of the Company's shares completed in August 2004. Depreciation expense rose 50% to $4.2 million from $2.8 million in the second quarter of 2004. For the six months ended June 30, 2005, depreciation expense totaled $7.8 million, an increase of 47% over the $5.3 million recorded in the first half of 2004. The increase was due to a full year of depreciation relating to equipment additions made during the latter half of 2004 and the first half of 2005 as part of the Company's capital program.

INCOME TAX ›

The Company recorded an income tax recovery of $0.3 million for the quarter ended June 30, 2005 versus a recovery of $0.1 million the prior year. Current tax expense for the quarter was $0.2 million, which was attributed to large corporation and withholding tax associated with the Company's U.S. operations, compared to a recovery of $0.2 million in 2004. Calfrac recorded a future income tax recovery of $0.6 million for the three months ended June 30, 2005, which related primarily to the timing of deductibility of certain expenses for tax purposes, compared to an expense of $0.1 million recorded in the second quarter of 2004. During the first six months of 2005, the Company had an income tax recovery of $0.2 million compared to an income tax expense of $4.0 million in 2004. Current tax recovery for the first half of 2005, which primarily relates to losses sustained by the Company's U.S. operations, was $0.1 million compared to an expense of $4.3 million a year ago. The majority of the current tax provision for 2004 related to the profitability of the Company prior to the amalgamation with Denison Energy Inc. on March 24, 2004. As a result of the business combination, Calfrac significantly reduced its current income tax related to Canadian operations and anticipates similar reductions will be recorded over the next several years. A future income tax recovery of $34,000 was recorded for the first half of 2005 versus $0.3 million in 2004.

Management's Discussion and Analysis

NET INCOME ›

During the second quarter of 2005, the Company recorded a net loss of $1.9 million or $0.05 per share compared to net income of $1.7 million or $0.05 per share a year ago due primarily to spring break-up and weather related issues that hampered activity levels in June. For the six months ended June 30, 2005, net income totaled $19.8 million or $0.55 per share compared to $10.7 million or $0.39 per share in 2004. This growth in earnings was due to increased revenue and higher margins resulting from strong industry activity levels and a larger fleet of equipment.

CASH FLOW ›

Cash flow from operations before change in non-cash working capital for the three months ended June 30, 2005 totaled $2.3 million or $0.06 per share compared to $4.7 million or $0.14 per share recorded in 2004. During the first half of 2005, cash flow from operations before change in non-cash working capital totaled $28.3 million or $0.78 per share versus $15.9 million or $0.58 per share in 2004. During 2005, cash flow was used primarily to finance the Company's capital expenditures program and fund operations during the periods of high activity levels.

SUMMARY OF QUARTERLY RESULTS ›

Three Months Ended	Sep.30, 2003	Dec.31, 2003	Mar.31, 2004	Jun.30, 2004	Sep.30, 2004	Dec.31, 2004	Mar.31, 2005	Jun.30, 2005
(000s, except per share data) (unaudited)	$	$	$	$	$	$	$	$
Revenue	47,514	48,064	57,298	41,066	60,538	82,477	80,694	**44,619**
Gross margin	17,534	17,031	21,063	7,643	20,732	34,346	32,437	**7,630**
Net income (loss)	7,525	7,336	9,068	1,657	11,771	23,134	21,670	**(1,876)**
Per share – basic (1)	0.39	0.38	0.44	0.05	0.34	0.64	0.60	**(0.05)**
– diluted (1)	0.39	0.38	0.44	0.05	0.34	0.64	0.59	**(0.05)**
Cash flow from operations (2)	9,756	10,530	11,235	4,674	14,880	28,156	26,015	**2,280**
Per share – basic (1)	0.50	0.54	0.54	0.14	0.43	0.78	0.72	**0.06**
– diluted (1)	0.50	0.54	0.54	0.14	0.43	0.78	0.71	**0.06**
EBITDA (3)	14,524	14,384	16,186	4,591	15,299	27,950	25,339	**1,907**
Per share – basic (1)	0.75	0.74	0.78	0.13	0.44	0.77	0.70	**0.05**
– diluted (1)	0.75	0.74	0.78	0.13	0.44	0.77	0.69	**0.05**
Capital expenditures	7,299	4,377	12,430	11,311	12,740	14,846	22,108	**25,653**
Working capital	3,706	6,764	17,934	8,280	36,427	49,578	49,103	**22,301**
Shareholders' equity	49,717	57,431	110,490	112,065	151,402	174,956	197,091	**192,508**
Fracturing spreads (#)								
Conventional	9	9	9	10	11	12	13	13
Natural gas from coal	1	1	2	2	2	2	3	4
Total	10	10	11	12	13	14	16	17

1. Historical per share information for 2003 has been calculated using 19,467,012 shares outstanding calculated in accordance with Canadian GAAP for reverse takeover transactions and after adjusting for the two-for-one stock split. Historical per share information for 2004 also reflects the two-for-one stock split.

2. Cash flow is defined as "Cash provided by operating activities before changes in non-cash working capital." Cash flow and cash flow per share are measures that provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Cash flow and cash flow per share are not measures that have any standardized meaning prescribed by Canadian GAAP, and accordingly, may not be comparable to similar measures used by other companies.

3. EBITDA represents income before interest, taxes, depreciation and amortization. EBITDA is not a term that is approved under Canadian GAAP as the calculation of EBITDA is not always used consistently by reporting issuers. Accordingly, EBITDA, as the term is used herein, may not be comparable to EBITDA as reported by other entities. EBITDA is presented because it is frequently used by security analysts and others in evaluating companies and their ability to service debt.

LIQUIDITY AND CAPITAL RESOURCES ›

For the three and six-month periods ended June 30, 2005, the Company generated cash flow from operations of $2.3 million and $28.3 million, respectively. As at June 30, 2005, Calfrac had positive working capital of $22.3 million, which was less than the year-end working capital position of $49.6 million due primarily to the Company's aggressive capital program. Long-term debt, net of current portion, totaled $2.3 million, thereby effectively rendering the Company debt-free.

Capital expenditures for the three and six months ended June 30, 2005 totaled $25.7 million and $47.8 million, respectively. A portion of these expenditures related to the completion of the 2004 capital program, including the construction of an additional conventional fracturing spread to be based in Medicine Hat, Alberta and two additional spreads specifically designed to complete high rate nitrogen fractures on CBM wells in Canada. The remaining portion of the capital expenditures relates to the 2005 capital budget, which was recently increased to $132 million. Excluding the completion of fracturing spreads from the 2004 capital program, the 2005 capital program contemplates the addition of six conventional fracturing spreads, three deep coiled tubing units, three cementing pumpers as well as additional infrastructure. Delivery of this additional equipment is scheduled to be completed within time and budget parameters.

On February 11, 2005, the Company acquired the remaining 30% interest in Ram Cementers Inc. ("Ram"), thereby making Ram a wholly owned subsidiary of Calfrac. Subsequent thereto, Ram was wound-up into Calfrac and all operating, marketing and financial activities became fully integrated within Calfrac.

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Common shares began trading on a split basis on the Toronto Stock Exchange on February 17, 2005. Upon completion of the share split, and as at the date of this report, the Company had 36,214,554 common shares outstanding.

On May 19, 2005, the Board of Directors adopted a semi-annual dividend policy. On June 15, 2005, the Company paid its initial common share dividend in the amount of $1.8 million or $0.05 per share. The initial dividend was paid to all shareholders of record on June 1, 2005.

Recently, the Company entered into long-term contracts with two leading oil and gas companies operating in Western Canada for the provision of fracturing services. The contracts result in the dedication of five fracturing spreads to these customers for contracted terms of between two and four years and contain minimum work commitments for each spread. Three of these spreads will be focused on the completion of high rate nitrogen fractures on CBM wells in Canada, while the remaining two spreads will be dedicated to shallow gas activity in southern Alberta. These contracts will be serviced by Calfrac's existing fleet and equipment currently being manufactured as part of Calfrac's 2005 capital budget. The contracts are consistent with Calfrac's philosophy of having a prescribed level of its equipment fleet operating under long-term contracts.

The Company's existing credit facilities include a line of credit of $15.0 million with advances bearing interest at either the bank's prime rate or Bankers' Acceptance plus 1.125%. All advances are repayable on demand. The line of credit is undrawn as at the date of this report. The credit facility also includes a revolving $25.0 million term loan that bears interest at either the bank's prime rate plus 0.625% or Bankers' Acceptance plus 1.5%. The facility is to be secured by new equipment acquisitions and is also undrawn as at the date of this report.

With its current working capital position, available credit facilities and anticipated cash flow from operations, the Company expects to have adequate resources to fund its financial obligations for the balance of 2005.

CRITICAL ACCOUNTING ESTIMATES ›

This MD&A is based on Calfrac's consolidated financial statements that have been prepared in accordance with Canadian GAAP. The Company's significant accounting policies are described in note 2 to the annual consolidated financial statements as at December 31, 2004. The preparation of the consolidated financial statements requires that certain estimates and judgements be made concerning the reported amount of revenues and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgement. Anticipating future events involves uncertainty, and consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting estimates that have the greatest impact on the Company's financial results are depreciation, results of legal action, taxation and valuation of stock option benefits.

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the operation of the Company's property and equipment.

As described in note 4 to the annual consolidated financial statements, the amount of the future tax asset and deferred tax credit in respect of the income tax pools available to the Company have been based on tax filings to date. The income tax rates used to calculate the amount of the asset have been based on available information on future income tax rates. The income tax authorities have not audited any of these pools so far as they relate to the Company.

As described in note 7 to the interim consolidated financial statements, the Company is involved in a number of legal actions in Greece and a potential claim in the State of Maine. Management evaluates the likelihood of potential liabilities being incurred and the amount of such liabilities after careful examination of available information and discussions with its legal advisors. As these actions have yet to reach a status where the direction of a court's decision can be determined with any reliability, management is unable to evaluate its potential exposure to these legal actions at this time. The Company does not expect these claims to be material. Denison Mines Inc. has provided an indemnity to the Company relating to the claims associated with the State of Maine.

Effective January 1, 2005, the Company adopted the Canadian Accounting Standards Board amendment to Handbook Section 3860 "Financial Instruments – Disclosure and Presentation" along with Canadian Accounting Guideline 15 (AcG 15) "Consolidation of Variable Interest Entities (VIEs)." The only effect on the consolidated financial statements from the adoption of these guidelines was the requirement to consolidate the trust as described in note 5 to the interim consolidated financial statements.

OUTLOOK ›

Operations for the second quarter of 2005 were significantly affected by weather related issues such that the Company was unable to complete all scheduled projects, work that is expected to be completed in the final six months of the year. Calfrac believes that strong demand for its service offerings will continue throughout the remainder of 2005 and beyond, and the Company's 2005 capital program will assist in meeting this demand. The Petroleum Services Association of Canada's July update of its 2005 Canadian Drilling Activity Forecast predicts 23,825 wells to be rig released in 2005, which would represent a new record for Western Canada. Because weather related issues hampered second quarter activity levels, it is expected that industry activities will increase during the third and fourth quarters of 2005 in order to make up for the lost time. Demand for the Company's

services that are specifically related to CBM applications continues to be very encouraging. As Calfrac is generally acknowledged as a leading service provider in this area with the largest fleet of equipment servicing this specialty market, the Company expects to continue to maintain its leadership position through its fleet of equipment and continual focus on improving technology and operating efficiency. On July 1, 2005, the Company implemented a price book increase to its service offerings. The increases range from 5% to 9% depending on the nature of service provided. This increase should result in improved financial returns through the remainder of 2005 and beyond.

Calfac remains committed to growing its U.S. operations. Fundamentals associated with oil and gas activity in the Rocky Mountain region of the United States appear strong. The Company deployed a fracturing spread to western Colorado during the latter part of the second quarter and results for this period were particularly encouraging, thereby providing the foundation for optimism for the remainder of the year. Recent additions to the management team combined with the construction of a third dedicated U.S. fracturing spread to be put into service during the first quarter of 2006 will provide the foundation for future growth in this market.

The acquisition of the remaining interest in Ram during the first quarter reaffirms Calfrac's long-term commitment for growing this business line. With the planned addition of seven cementing pumpers during 2005, the Company will almost triple the size of this operating unit. Combining a larger fleet of equipment with the integration of operations and marketing efforts under the Calfrac banner, the Company expects that the cementing business will become a more significant contributor to the future financial performance of the Company.

During the second quarter, the Company entered into a long-term contract for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. These units, which have been supplied from Calfrac's current Canadian operating fleet and retrofitted for Russian operations, are destined for Western Siberia and will be put into service by the end of the third quarter of 2005. Calfrac is replacing these units in Canada with newly manufactured units that are included in its 2005 capital program and that will be put into service in the fourth quarter of 2005. Calfrac's intention is to continue to review other long-term supply based opportunities in Russia with the mandate to grow this operation by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Calfrac has numerous senior executives and management with extensive Russian well service industry experience. The foregoing in conjunction with demand in this market for Western technology make the Company well positioned to effectively and profitably operate and grow in this market.

RISKS AND UNCERTAINTIES ›

This document contains forward-looking statements based on current expectations that involve a number of business risks and uncertainties. The factors that could cause results to differ materially include, but are not limited to, national and global economic conditions, crude oil and natural gas prices, foreign currency fluctuations, impact of the Kyoto Protocol, weather conditions, the ability of oil and gas companies to raise capital, and other unforeseen circumstances that could impact the use of services provided by Calfrac.

SECOND QUARTER CONFERENCE CALL ›

Calfrac will be conducting a conference call for interested analysts, brokers, investors and media representatives to review its second quarter results at 10:00 a.m. (Calgary time) on Wednesday, August 10, 2005. The conference call dial-in number is 1-800-814-4941. Seven day replay: 1-877-289-8525 and enter 21131068#. A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

Management's Discussion and Analysis

Calfrac Well Services Ltd. is a leading provider of specialized oilfield services, including fracturing, coiled tubing, cementing and well stimulation services, which are designed to increase the production of hydrocarbons from wells drilled throughout Western Canada, the Rocky Mountain region of the United States and Western Siberia in the Russian Federation. The common shares of Calfrac are listed for trading on the Toronto Stock Exchange under the symbol CFW. For additional information, visit the Company's website at www.calfrac.com.

SEDAR ›

Additional information relating to the Company, including its Annual Information Form, can be accessed on the Company's website at www.calfrac.com and on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

FORWARD-LOOKING STATEMENTS ›

Certain statements contained in this report, including statements that may contain words such as "anticipates," "can," "may," "expect," "believe or believes" and "will" and similar expressions are forward-looking statements. These statements may include, but are not limited to, future capital expenditures, future financial resources, future oil and gas well activity, outcome of specific events, and trends in the oil and gas industry. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions and expected future developments, and other factors that it believes are appropriate in the circumstances. These statements or predictions are subject to a number of known and unknown risks and uncertainties, which are discussed previously in this report, that could cause actual results to differ materially from the Company's expectations. Consequently, all of the forward-looking statements made in this report are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

D.R. Ramsay

DOUGLAS R. RAMSAY
President & Chief Executive Officer

TOM J. MEDVEDIC
Vice President, Finance & Chief Financial Officer

August 8, 2005
Calgary, Alberta

Consolidated Balance Sheets

As at	June 30, 2005	December 31, 2004
(000s) (unaudited)	$	$
Assets		
Current assets		
Cash and cash equivalents	**21,008**	27,830
Accounts receivable	**29,310**	56,609
Income taxes recoverable	**274**	140
Inventory	**3,557**	2,688
Prepaid expenses and deposits	**2,758**	1,363
	56,907	88,630
Capital assets	**160,523**	120,615
Long-term investment (note 3)	**257**	–
Intangible assets	**–**	36
Goodwill	**6,003**	3,604
Future income taxes	**47,777**	53,311
	271,467	266,196
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**31,607**	35,408
Current portion of long-term debt	**2,999**	3,644
	34,606	39,052
Long-term debt	**2,311**	3,958
Deferred credit	**42,042**	47,609
Non-controlling interest	**–**	621
	78,959	91,240
Shareholders' equity		
Capital stock	**136,473**	136,473
Shares held in trust (note 5)	**(1,385)**	–
Contributed surplus	**1,603**	651
Retained earnings	**55,817**	37,832
	192,508	174,956
	271,467	266,196

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations and Retained Earnings

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
(000s, except per share data) (unaudited)	**$**	$	**$**	$
Revenue	**44,619**	41,066	**125,313**	98,364
Expenses				
Operating	**36,989**	33,423	**85,246**	69,658
Selling, general and administrative	**5,731**	2,877	**13,018**	6,890
Restructuring costs	**–**	–	**–**	965
Equity share of income from long-term investments (note 3)	**–**	–	**(257)**	–
Other expenses (income)	**(32)**	173	**36**	72
Loss on disposal of capital assets	**24**	2	**24**	2
	42,712	36,475	**98,067**	77,587
	1,907	4,591	**27,246**	20,777
Depreciation	**4,205**	2,795	**7,800**	5,344
Amortization of intangibles	**–**	74	**37**	149
Interest expense (income)	**(100)**	140	**(207)**	543
Income (loss) before income taxes	**(2,198)**	1,582	**19,616**	14,741
Income tax expense (recovery)				
Current	**237**	(221)	**(123)**	4,326
Future	**(559)**	140	**(34)**	(316)
	(322)	(81)	**(157)**	4,010
Income (loss) before non-controlling interest	**(1,876)**	1,663	**19,773**	10,731
Non-controlling interest	**–**	6	**(21)**	6
Net income (loss) for the period	**(1,876)**	1,657	**19,794**	10,725
Retained earnings, beginning of period	**59,502**	1,270	**37,832**	42,711
Dividends	**(1,809)**	–	**(1,809)**	–
Effect of change in accounting for stock-based compensation	**–**	–	**–**	(829)
Purchase and cancellation of shares	**–**	–	**–**	(53,866)
Elimination of deficit on amalgamation	**–**	–	**–**	4,186
Retained earnings, end of period	**55,817**	2,927	**55,817**	2,927
Earnings (loss) per share				
Basic	**(0.05)**	0.05	**0.55**	0.39
Diluted	**(0.05)**	0.05	**0.54**	0.39

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
(000s) (unaudited)	**$**	$	**$**	$
Cash provided by (used in)				
Operating activities				
Net income (loss) for the period	**(1,876)**	1,657	**19,794**	10,725
Items not involving cash				
Depreciation and amortization	**4,205**	2,869	**7,837**	5,493
Stock-based compensation	**486**	–	**952**	–
Equity share of income from long-term investments	**–**	–	**(257)**	–
Loss on disposal of capital assets	**24**	2	**24**	2
Future income taxes	**(559)**	140	**(34)**	(316)
Non-controlling interest	**–**	6	**(21)**	6
Funds provided by operations	**2,280**	4,674	**28,295**	15,910
Net change in non-cash working capital	**28,754**	7,549	**21,101**	(2,798)
	31,034	12,223	**49,396**	13,112
Financing activities				
Net proceeds from share issues received on amalgamation	**–**	–	**–**	92,948
Issue of long-term debt	**1,303**	–	**2,013**	–
Long-term debt repayments	**(1,114)**	(1,475)	**(4,305)**	(27,398)
Dividends	**(1,809)**	–	**(1,809)**	–
Purchase of common shares	**(1,385)**	–	**(1,385)**	(58,437)
	(3,005)	(1,475)	**(5,486)**	7,113
Investing activities				
Purchase of capital assets	**(25,653)**	(11,311)	**(47,761)**	(23,741)
Proceeds on disposal of capital assets	**29**	15	**29**	47
Acquisition of subsidiary, net of cash acquired	**–**	(1,759)	**(3,000)**	(1,759)
	(25,624)	(13,055)	**(50,732)**	(25,453)
Increase (decrease) in cash position	**2,405**	(2,307)	**(6,822)**	(5,228)
Cash and cash equivalents, beginning of period	**18,603**	12,047	**27,830**	14,968
Cash and cash equivalents, end of period	**21,008**	9,740	**21,008**	9,740

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005
(000s, except per share data) (unaudited)

1. BASIS OF PRESENTATION ›

The interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS ›

The business of Calfrac Well Services Ltd. (the "Company") is seasonal in nature. The lowest activity levels are experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES ›

The interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except for:

Long-Term Investments

In 2005, the Company commenced equity accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

4. COMMON SHARE SPLIT ›

On February 7, 2005, the shareholders of the Company voted in favour of a two-for-one subdivision of the Company's common shares. Upon completion of the share split on February 17, 2005, the Company had 36,214,554 common shares outstanding. Comparative per share information has been restated to reflect the two-for-one split.

5. SHARES HELD IN TRUST ›

The Company has established a Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. To date, 43,637 shares have been purchased on the open market at a cost of $1,385. These shares will vest with employees on March 15, 2006 at which time they will be distributed to those individuals participating in the plan. These shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

6. STOCK OPTIONS ›

As of June 30, 2005, the Company had a total of 907,700 stock options outstanding at exercise prices ranging from $15.73 to $29.75 per share. These options vest equally over three years and expire three and one-half years from the date of grant. None of the options are exercisable prior to September 1, 2005.

7. CONTINGENCIES ›

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's previous businesses as follows:

Greek Operations

In 1998, a consortium in which a Greek subsidiary of Denison participated, terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of employees has filed an appeal with the Supreme Court of Greece, which is scheduled to be heard on November 8, 2005.

Several other smaller groups of employees have filed similar cases in various courts in Greece. Some of these cases were heard in 2004. In general, the finding of these courts has been that the termination of the employees was valid and in some instances have awarded the employees immaterial amounts of additional compensation and in one case have referred the matter back to a lower court to be reheard based on more specific grounds.

As a result of the above-mentioned court hearings, a majority of the number of former employees with respect to these smaller groups of claimants have received payment of the immaterial amounts awarded to them and waived their right of recourse to the Supreme Court of Greece. The remainder have filed an appeal to the Supreme Court of Greece or have advised that they are waiting for the outcome of the November 8, 2005 hearing of the Supreme Court of Greece before proceeding further.

The direction and financial consequence of the potential decision in these actions cannot be determined at this time.

Mining Claim

The Company is named as a defendant in an action filed by the State of Maine regarding potential liability for clean-up costs at a zinc-mining site in the state of Maine known as Blue Hill. The site is now the source of some heavy metal contamination of the ground water in the area and further reclamation work is required. Furthermore, the Company has been advised that Noranda Inc., a co-defendant in the above-mentioned case, is filing a counterclaim that names the Company as a defendant by counterclaim.

Denison Mines Inc. ("Denison") has advised the Company in writing that it will indemnify it from any adverse consequences arising from both of the above claims. Denison has advised the Company that it has thoroughly examined the issue and believes it has no liability related to the costs of any clean up of the contamination and has made no provision for any costs other than those incurred to date to investigate the matter. Further, Denison believes that, to the extent that there is liability and Denison incurs legal fees, Kerramerican and Black Hawk are liable pursuant to an indemnity agreement. Notwithstanding the Company's belief that it has no liability, future litigation of the matter cannot be ruled out and as a result, the Company cannot determine the outcome of this matter at this time.

Notes to Consolidated Financial Statements

8. SEGMENTED INFORMATION ›

The Company's activities are conducted in two geographic segments: Canada and the United States. All activities are related to stimulation and cementing services to the oil and gas industry.

	Canada	United States	Intersegment Eliminations	Consolidated
(000s)	$	$	$	$
Three Months Ended June 30, 2005				
Revenue	**39,155**	**5,464**	**–**	**44,619**
Net income (loss)	**(1,389)**	**(487)**	**–**	**(1,876)**
Segmented assets	**269,497**	**9,925**	**(7,955)**	**271,467**
Capital expenditures	**23,197**	**2,456**	**–**	**25,653**
Goodwill	**6,003**	**–**	**–**	**6,003**
Three Months Ended June 30, 2004				
Revenue	35,830	5,236	–	41,066
Net income (loss)	2,615	(958)	–	1,657
Segmented assets	203,012	4,835	(1,754)	206,093
Capital expenditures	11,255	56	–	11,311
Goodwill	3,593	–	–	3,593
Six Months Ended June 30, 2005				
Revenue	**114,660**	**10,653**	**–**	**125,313**
Net income (loss)	**21,039**	**(1,245)**	**–**	**19,794**
Segmented assets	**269,497**	**9,925**	**(7,955)**	**271,467**
Capital expenditures	**45,230**	**2,531**	**–**	**47,761**
Goodwill	**6,003**	**–**	**–**	**6,003**
Six Months Ended June 30, 2004				
Revenue	85,066	13,298	–	98,364
Net income (loss)	11,200	(475)	–	10,725
Segmented assets	203,012	4,835	(1,754)	206,093
Capital expenditures	23,512	229	–	23,741
Goodwill	3,593	–	–	3,593

Note: Assets operated by Calfrac Well Services Corp. were acquired through a lease arrangement with Calfrac Well Services Ltd.

Corporate Information

DIRECTORS ›

Ronald P. Mathison (1)(2)
Chairman

James S. Blair (1)(3)

Gregory S. Fletcher (1)(2)

Martin Lambert (3)

Paul F. Little (3)

R. Timothy Swinton (1)(2)

Douglas R. Ramsay

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance Committee

OFFICERS ›

Douglas R. Ramsay
President & Chief Executive Officer

Gordon A. Dibb
Executive Vice President

Robert S. Roberts
Senior Vice President & Chief Operating Officer

Tom J. Medvedic
Vice President, Finance & Chief Financial Officer

Donald R. Battenfelder
Vice President, Operations

Dwight M. Bobier
Vice President, Technical Services

John L. Grisdale
Vice President, Business Development

Stephen T. Dadge
Vice President, Corporate Service

Matthew L. Mignault
Controller

HEAD OFFICE ›

Calfrac Well Services Ltd.
411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: (403) 266-6000
Toll Free: 1-866-770-3722
Fax: (403) 266-7381
E-Mail: info@calfrac.com
Website: www.calfrac.com

OPERATING BASES ›

Alberta, Canada
Calgary – Head Office
Medicine Hat
Strathmore
Red Deer
Grande Prairie

Colorado, United States
Denver – Regional Office
Platteville

Russia
Moscow – Regional Office
Noyabrisk

AUDITOR ›

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKER ›

HSBC Bank Canada
Calgary, Alberta

LEGAL COUNSEL ›

Bennett Jones LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT ›

Computershare Trust Company of Canada

STOCK EXCHANGE LISTING ›

Toronto Stock Exchange
Trading Symbol: CFW

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Ramsay, the President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

D.R. Ramsay
[Signature]
President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Tom Medvedic, the Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 11, 2005

[Signature]
Vice President, Finance and Chief
Financial Officer

DMSLegal\044609\00024\2020159v1

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Ramsay, the President and Chief Executive Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 9, 2005

D.R. Ramsay

[Signature]
President and Chief Executive Officer

DMSLegal\044609\00024\2020159v2

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Tom Medvedic, the Vice President, Finance and Chief Financial Officer of Calfrac Well Services Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Calfrac Well Services Ltd. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 9, 2005

[Signature]
Vice President, Finance and Chief Financial Officer

DMSLegal\044609\00024\2020159v2

Calfrac Well Services Ltd.

Annual General Meeting of Holders of Common Shares of Calfrac Well Services Ltd. (the "Issuer")

May 12, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot Votes For	Votes by Ballot Votes Against
1. The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed: (a) Ronald P. Mathison (b) Douglas R. Ramsay (c) James S. Blair (d) Gregory S. Fletcher (e) Martin A. Lambert (f) Paul F. Little (g) R. Timothy Swinton	passed	N/A	N/A
2. The appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting	passed	N/A	N/A